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02031236

REGISTRANT'S NAME Mandarin Oriental Int'l Ltd

*CURRENT ADDRESS ____________________

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APR 2 5 2002

THOMSON FINANCIAL P

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 2955 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/17/02

MANDARIN ORIENTAL INTERNATIONAL LIMITED

annual report 2001



Mandarin Oriental Hotel Group is an international hotel investment and management group operating 21 deluxe and first class hotels worldwide, including three under development in New York, Washington D.C., and Tokyo. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 31st December 2001. Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, listed in London, Singapore and Bermuda and has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognised as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximising profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

Jardines

A member of the Jardine Matheson Group

DIRECTORS

Simon Keswick *Chairman*

Percy Weatherall *Managing Director*

Edouard Ettedgui *Chief Executive Officer*

Julian Hui

Brian Keelan

Henry Keswick

R C Kwok

C G R Leach

Dr Richard Lee

Robert Léon

Sydney S W Leong JP

Kenneth Lo OBE

Lord Powell of Bayswater KCMG

James Watkins

John R Witt

COMPANY SECRETARY AND REGISTERED OFFICE

C H Wilken

Jardine House

33–35 Reid Street

Hamilton, Bermuda

MANDARIN ORIENTAL HOTEL GROUP INTERNATIONAL LIMITED

DIRECTORS

Percy Weatherall *Chairman*

Edouard Ettedgui *Managing Director*

N Clayton

M H Hobson

W Hültner

Brian Keelan

Norman Lyle

T L Stinson

James Watkins

John R Witt *Finance Director*

CORPORATE SECRETARY

N M McNamara

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- Second half results depressed by downturn in air travel
- Full year contribution from the Rafael group and the London hotel
- Washington hotel project announced
- New York and Tokyo developments proceeding

RESULTS

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties		
Change %	2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m	Change %
12	472.8	**527.9**	Combined total revenue of hotels under management	**527.9**	472.8	12
(18)	48.5	**40.0**	Profit before interest and tax	**40.7**	53.2	(23)
(73)	13.4	**3.6**	Profit after tax and minority interests	**4.3**	18.1	(76)
%	US¢	**US¢**		**US¢**	US¢	%
(74)	1.63	**0.42**	Earnings per share	**0.50**	2.21	(77)
(63)	1.35	**0.50**	Dividends per share	**0.50**	1.35	(63)
%	US$	**US$**		**US$**	US$	%
(6)	0.70	**0.66**	Net asset value per share	**1.05**	1.15	(9)

The Group's financial statements are prepared under International Accounting Standards ("IAS") which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the Chairman's Statement, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

COMBINED TOTAL REVENUE BY GEOGRAPHICAL AREA


US$m
01
00
99
98
97
75
150
225
300
375
450
525
600
Hong Kong & Macau
The Americas
Southeast Asia
Europe

COMBINED TOTAL REVENUE BY TYPE OF BUSINESS


US$m
01
00
99
98
97
75
150
225
300
375
450
525
600
Rooms
Others
Food & beverage

REVENUE AND OPERATING PROFIT


US$m
01
00
99
98
97
40
80
120
160
200
240
280
320
Revenue
Operating profit

PROFIT BEFORE INTEREST & TAX AND NET INTEREST EXPENSE


US$m
01
00
99
98
97
10
20
30
40
50
60
70
80
Profit before interest & tax
Net interest expense

EARNINGS AND DIVIDENDS PER SHARE


US¢
01
00
99
98
97
1
2
3
4
5
6
7
8
Earnings
Dividends

NET DEBT/EQUITY


US$m
01
42%
00
34%
99
25%
98
29%
97
18%
120
240
360
480
600
720
840
960
Equity
Net debt

OVERVIEW

Mandarin Oriental faced significant challenges in 2001. In an already weakening environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on the Group was particularly severe as the latter part of the year is traditionally the strongest for many of our hotels. The Group responded immediately by cutting costs and increasing marketing efforts, but the reduction in revenue in many hotels, particularly those dependent on the US market, has been significant.

PERFORMANCE

The consolidated profit before interest and tax for the year ended 31st December 2001 was US$41 million, a decrease of US$12 million from 2000. This decline, together with higher depreciation and interest charges, resulted in a consolidated profit after tax and minority interests of US$4 million compared with US$18 million in the previous year. Earnings per share were US¢0.50, compared with US¢2.21 in 2000.

An independent valuation of the Group's hotel properties was undertaken at the end of the year and, as a result, shareholders' funds at the close of 2001 were US$890 million compared with US$982 million in 2000, the decrease being principally attributable to the Group's Hong Kong hotels. Net debt was 42% of shareholders' funds, compared with 34% at the prior year-end.

In view of the difficult trading environment together with the Company's investment programme, the Directors are not recommending a final dividend. An interim dividend of US¢0.50 per share was paid.

DEVELOPMENTS

Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. This is being accomplished through a programme of selective expansion in international destinations. In the last three years, our portfolio has increased from 12 to 18 properties with three additional hotels under development.

The Group has announced the development of a 400-room deluxe hotel in Washington D.C., in which we will take an 80% interest. The hotel will open in Spring 2004 and brings our portfolio of properties in The Americas to eight.

We have also entered into an agreement to manage a new 171-room luxury hotel in Tokyo under a long-term lease agreement. The hotel will be located in a new mixed-use development due to open in late 2006. In New York, construction of the AOL Time Warner Center at the southwest corner of Central Park is well under way with the 251-room Mandarin Oriental, New York scheduled to open in late 2003.

PEOPLE

We were pleased to welcome Mr Brian Keelan to the Board in July.

In difficult times, the guest service provided by our employees is more important than ever. This quality of service has been again recognised by a record number of international awards, both in individual hotels and for the Group. On behalf of the Directors, I thank each employee for their dedication and hard work in providing outstanding service to our guests. It is on this that our reputation is built.

OUTLOOK

2002 will be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future. Nevertheless the initiatives being pursued vigorously at all levels should assist the Group to manage effectively through the downturn. Looking further ahead, our long-term strategy of developing one of the world's leading luxury hotel brands remains on track.

Simon Keswick
Chairman
26th February 2002

OVERVIEW

The Group's results were significantly impacted in the second half of 2001 by the global recession and the devastating effects of 11th September on the travel and tourism industry. Occupancy levels at all of our hotels were hit, but particularly those dependent on the US market – Hong Kong, London, Munich, and, of course, New York. In response, the Group implemented comprehensive plans in each hotel and at the corporate level to mitigate the effects, with a particular focus on marketing and cost containment. Attentive management will continue, however, as it is important to be able to manage for reduced occupancy levels and control costs without compromising our guests' satisfaction.

The past year has, nevertheless, seen continued progress in the Group's development. Projects are underway in Tokyo and Washington D.C., and construction of our new hotel in New York is ongoing. In London, our fully renovated flagship hotel enjoyed its first full year of operation, and achieved an increase of some 20% in average room rate compared with the period prior to closure. In Bangkok, our legendary hotel, The Oriental, celebrated 125 years of outstanding service and completed the final phase of its two-year room renovation programme.

ACHIEVING OUR VISION

Despite the current operational challenges that have impacted profitability, our vision on what constitutes success for the Group remains unchanged:

"Our Mandarin Oriental brand will be recognised as one of the top three global luxury hotel groups. We will operate at least 10,000 rooms in major business centres and key leisure destinations worldwide. And, we will consistently achieve shareholders' profit expectations."

Over the last three years we have made significant progress towards achieving our vision. We are well on the way to being recognised as one of the top three global luxury hotel groups. We have a well-known and well-respected brand, steeped in the values of the Orient, and built on a strong company culture of delighting our guests through excellent service.

Each of our distinctive, perfectly located hotels embodies its own unique design and culture with a strong sense of place. We have built a reputation for creating trend-setting restaurants and bars, and we have introduced the highly personalised Mandarin Oriental spas into many of our hotels.

We have always recognised the importance of people training and development and have policies in place to attract, retain and motivate our colleagues around the world. As a consequence, in 2001, our properties have again received a record number of awards from the world's most respected publications and associations.

Turning to developments, we now have 6,600 rooms worldwide in 18 properties, up from 12 in 1998, with three hotels under development, adding a further 800 rooms. Our renovated flagship in London is now one of the city's most prestigious hotels, and we have secured a long-term foothold in New York and a future presence in Tokyo. The strategic importance of these three cities for the luxury hotel industry cannot be over-estimated.

The improved geographic spread of properties leaves us much better placed to tackle the inevitable industry cycles. Half of the combined total revenues of our hotels under management now come from The Americas and Europe, whereas three years ago some 80% originated from our Asian base. We are now also able to leverage efficiently our corporate and property resources worldwide.

A better balance has been achieved between owned properties and managed hotels, which is demonstrated by a 30% increase in contributions from management contracts over the past three years. We have also increased our proportion of leisure business to just over 35% of our total room night inventory following the addition of properties in London, Munich, Geneva and Miami as well as the resorts in Bermuda and Florida.

The hotel sector continues to be an attractive industry in which to build and leverage a luxury brand, despite its high sensitivity to economic swings and levels of room inventory. Overall, demographic trends, coupled with an expected increase in high-end corporate business due to the continued globalisation of markets, means that it will remain a long-term growth sector.

PERFORMANCE IN 2001

Set out below is a review of the performance of the Group in 2001, with reference to our four key strategic objectives:

- Improve our competitive position in each market
- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cash flow and balance sheet

1) Improve our competitive position in each market

During 2001 most of our hotels enhanced their leadership positions in their respective marketplaces, but many experienced significant drops in visitor arrivals in the last four months of the year in what should have been their strongest period.

The highlights of each region are as follows:

~ Asia

Mandarin Oriental, Hong Kong saw a 21% decline in its occupancy to 61% following the reduction in corporate travel from the United States, Europe and Japan. Occupancy at The Excelsior was 77% in 2001, compared to 87% in the prior year, with a drop in the corporate market and less airline business. Average room rates at both hotels remained steady for much of the year, but came under pressure later in the second half.

In both Manila and Jakarta, results at our properties continued to be impacted by economic uncertainty and weaker currencies. Reduced visitor arrivals to Singapore resulted in the occupancy of The Oriental falling from 81% in 2000 to 69% in 2001, although it achieved an improvement in its competitive position. Mandarin Oriental, Macau enjoyed a 6% increase in total revenue as its enhanced resort facilities enabled it to achieve higher average room rates.

In Bangkok, the US$30 million self-financed room renovation programme of The Oriental was completed to international acclaim. The hotel continued to outperform its competition, but also suffered in the final four months of the year. This, together with the depreciation of the Thai Baht, reduced The Oriental's contribution to the Group. In Kuala Lumpur our hotel performed well and increased its total revenues by 10% through both higher rate and occupancy. It remains the undisputed market leader in the city.

In December, we withdrew from managing the 75-room resort in the Himalayas following the breach of the management contract by the owning company.

~ Europe

The Group's operating performance in Europe in 2001 benefited from the reopening of the London hotel and the addition of the Munich and Geneva properties acquired in 2000.

In its first full year after reopening Mandarin Oriental Hyde Park, London achieved an occupancy level of 62% and the Group's highest average daily rate at US$453 per room. But its recent performance has been particularly hit by the drop in visitor arrivals to London from the key North American market. The hotel has, however, achieved international recognition, and is now firmly established within the top tier of luxury hotels in London. Significantly, the hotel's fine dining restaurant, *Foliage*, was awarded a *Michelin Star* in January 2002.

Mandarin Oriental, Munich remained the market leader, but total revenues were slightly down due to reduced occupancy from September onwards. In Geneva, Mandarin Oriental Hotel du Rhône performed well despite the economic climate with revenues increasing by 12%.

~ The Americas

The operating environment in the region was already challenging prior to the events of September and corporate travel and leisure expenditure has reduced further since then.

In New York, The Mark improved its competitive position, but recorded a 20% decline in room yields. Kahala Mandarin Oriental in Hawaii did well to finish the year with total revenues down by only 5%. Mandarin Oriental, Miami achieved a better than expected average room rate in its first year of operation but occupancy was subdued as southern Florida was amongst the most badly affected regions in the United States, which resulted in higher than anticipated start-up losses. Mandarin Oriental, San Francisco and our two resorts in Florida and Bermuda were also impacted by the significant decline in travel.

2) Increase the number of rooms under operation to 10,000

We have made progress with the development of a number of new hotel projects in 2001:

~ Tokyo

Our Tokyo hotel is a significant step in a key international market. The 171-room luxury hotel, due to open in late 2006, is part of a new mixed-use development, ideally located in central Tokyo near the financial districts and the shopping district in Ginza. The Group will enter a long-term lease agreement, and has committed to invest approximately US$37 million, principally in 2004 and 2005, into furniture, fixtures, equipment and pre-opening costs.

~ Washington D.C.

We recently announced the development of a new 400-room hotel in Washington D.C., due for completion in Spring 2004. The Group will take an 80% interest in the US$144 million project, with an equity commitment of US$19 million of which US$5 million had already been incurred by the end of 2001. The project has been made possible in part due to the US$35 million tax-increment financing incentive provided under a District of Columbia programme. The proceeds of this incentive will be repaid out of future municipal tax revenues otherwise payable by the hotel. With an undersupply of luxury properties in the market, and a new convention centre due for completion in 2003, Mandarin Oriental, Washington D.C. is well placed to become the city's most prominent hotel.

~ New York

In New York City, construction of the prestigious AOL Time Warner Center is well underway and our flagship hotel, which forms part of the development, is on track to open in late 2003. The remaining equity of approximately US$45 million is expected to be funded during 2002.

~ Others

We are reviewing a number of potential projects in key destinations in Asia, Europe and The Americas – most of which are management contracts, some with minority equity participation. By building our reputation as an operator and asset manager, Mandarin Oriental will attract more opportunities to be awarded contracts.

3) Leverage fully our corporate core competencies

Our corporate structure has been enhanced to match our pace of development, and our expertise has been strengthened in areas such as design and project management, information technology and marketing research. While some areas have had to be scaled back in response to the economic downturn, we have largely maintained our substantially increased regional sales forces.

Our brand communications are being sharpened to address a wider audience, and advertising campaigns are being launched in new markets such as Germany and France. Our media coverage has also increased through our enlarged network of Public Relations agencies worldwide. The Group's website is being enhanced as an effective sales channel and to distribute our sales messages in a more targeted manner. In all areas of corporate competencies, from technology to operations and people development, our resources are being integrated with the needs of our hotels.

4) Ensure a strong cash flow and balance sheet

The Group's financial well-being remains a fundamental objective, particularly if the current challenging environment is set to continue. In an industry that must bear a high level of fixed costs in order to deliver a luxury experience the recent significant drop in revenues has had a damaging effect on profitability. As a direct consequence, we have had to take the difficult decision to carefully reduce headcount in many of our hotels and our corporate offices. In addition, a number of other vigorous cost-containment measures are also being implemented.

Our balance sheet has enabled us to enter this downturn on a sound footing, and we will continue to leverage that strength. In addition, we entered into a US$385 million syndicated facility in August 2001 that provides further capacity for operational requirements and future development opportunities.

THE FUTURE

In conclusion, while it is too early to predict a return to a less challenging business environment, Mandarin Oriental has successfully confronted difficult times before – and has emerged a stronger organisation. The Group's award-winning hotels and strong brand place us in an excellent position to benefit from a global recovery when it occurs. With the continued support of all our stakeholders – our guests, shareholders, partners, funding institutions and, of course, our colleagues – we have the means to achieve our vision.

Edouard Ettedgui
Chief Executive Officer
26th February 2002

ASIA

Mandarin Oriental, Hong Kong (100% ownership)

Occupancy at Mandarin Oriental, Hong Kong decreased to 61% from 77% achieved in 2000. The hotel had already been affected by the cutback in corporate travel, particularly in the financial services sector. However, the effect of the events of 11th September, including the deterioration in visitor arrivals from the hotel's key markets, was particularly detrimental as the last four months of the year is traditionally a strong period. The improvement in the average room rate achieved in the first half of the year was largely negated by the events in the second half. Revenue from the food & beverage operations was down due to both the reduction in occupancy and the weakness in the local economy.

In response, the hotel has reduced its expenses to ensure maximum efficiency while maintaining luxury service standards. In 2001, the hotel continued to receive prestigious industry awards in recognition of its guest service.

Mandarin Oriental, Hong Kong

	2001	2000	% Change	Revenue (US$m)	2001	2000	% Change
Available rooms	**541**	542	–	Rooms	**29.4**	35.8	(18)
Average occupancy (%)	**61**	77	(21)	Food & beverage	**31.5**	36.9	(15)
Average room rate (US$)	**220**	212	4	Other	**10.1**	11.2	(10)
RevPAR (US$)	**134**	162	(17)	Total	**71.0**	83.9	(15)
				Average exchange rate/US$	*7.8*	*7.8*	

The Excelsior, Hong Kong (100% ownership)

The Excelsior was also affected by world events with Revenue Per Available Room ("RevPAR") down by 14% from 2000 due principally to an 11% decline in occupancy. While business was lower from many of the hotel's key markets, the hotel is capturing a growing share of the outbound Mainland China market and has maintained its competitive position.

Food & beverage operations maintained a solid performance in both sales and contribution due to a loyal local patronage and successful promotions held throughout the year.

With the drop in business volume, management has focused on efficiency measures and cost containment in order to offset partially the decline in profitability.

The Excelsior, Hong Kong

	2001	2000	% Change	Revenue (US$m)	2001	2000	% Change
Available rooms	**887**	887	–	Rooms	**26.7**	31.1	(14)
Average occupancy (%)	**77**	87	(11)	Food & beverage	**23.4**	23.8	(2)
Average room rate (US$)	**97**	100	(3)	Other	**4.2**	4.7	(11)
RevPAR (US$)	**75**	87	(14)	Total	**54.3**	59.6	(9)
				Average exchange rate/US$	*7.8*	*7.8*	

Mandarin Oriental, Manila (96.2% ownership)

The Manila market continued to be negatively affected by the unstable economic and political situation within the Philippines. Travel restrictions imposed by overseas companies added further competitive pressure on both occupancy and average room rate. Although Mandarin Oriental, Manila was successful in maintaining its occupancy, the average room rate decreased by 16% in US dollar terms. Overall, the hotel improved its competitive position.

Food & beverage revenue remained stable in local currency terms due to product improvement and the renovation of key outlets. However, in US dollar terms, the result represented a decrease of 14% due to the depreciation of the Peso.

Mandarin Oriental, Manila

	2001	2000	% Change	Revenue (US$m)	**2001**	2000	% Change
Available rooms	**448**	448	–	Rooms	**8.0**	9.6	(17)
Average occupancy (%)	**70**	71	(1)	Food & beverage	**6.5**	7.6	(14)
Average room rate (US$)	**65**	77	(16)	Other	**1.8**	2.2	(18)
RevPAR (US$)	**46**	55	(16)	Total	**16.3**	19.4	(16)
				Average exchange rate/US$	*51.1*	*44.8*	

Mandarin Oriental, Jakarta (60.5% ownership)

International travel to Indonesia deteriorated further in 2001 as economic and political uncertainty continued to affect the country. Mandarin Oriental, Jakarta experienced a 19% drop in occupancy from 2000, although the average rate was maintained despite the weakening of the Rupiah. The Jakarta market remains competitive with new hotels continuing to open.

Strong performance in food & beverage operations led to a revenue increase of 9% from 2000 as reported in local currency. However, large increases in utility costs continued to put the hotel's operating margins under pressure.

Mandarin Oriental, Jakarta

	2001	2000	% Change	Revenue (US$m)	**2001**	2000	% Change
Available rooms	**419**	424	(1)	Rooms	**2.8**	3.4	(18)
Average occupancy (%)	**26**	32	(19)	Food & beverage	**2.6**	2.9	(10)
Average room rate (US$)	**71**	70	1	Other	**0.6**	0.8	(26)
RevPAR (US$)	**18**	23	(22)	Total	**6.0**	7.1	(15)
				Average exchange rate/US$	*10,309*	*8,547*	

Mandarin Oriental, Macau (50% ownership)

Mandarin Oriental, Macau improved its RevPAR by 11% due to successful efforts to increase the average room rate. Although the property experienced a decline in occupancy, food & beverage revenue was maintained at 2000 level and total revenues increased by 6% in a weak market.

The resort and spa operations which opened in late 1999 have contributed to increased weekend leisure demand, principally from Hong Kong, and continue to enhance the property's overall image and marketability.

Mandarin Oriental, Macau

	2001	2000	% Change	Revenue (US$m)	2001	2000	% Change
Available rooms	**435**	435	–	Rooms	**10.3**	9.3	11
Average occupancy (%)	**50**	53	(6)	Food & beverage	**6.8**	6.8	–
Average room rate (US$)	**117**	100	17	Other	**5.9**	5.7	4
RevPAR (US$)	**59**	53	11	Total	**23.0**	21.8	6
				Average exchange rate/US$	*8.0*	*8.0*	

The Oriental, Singapore (50% ownership)

Corporate travel into Singapore was weak throughout the year and the trend was further exacerbated from September onwards. The Oriental, Singapore suffered a decline in occupancy of 15% from 2000 while improving the average room rate by 5%. As a result, the hotel improved its overall competitive position. Food & beverage revenue experienced a significant decline of 22%, due primarily to the reduction in occupancy.

The Oriental, Singapore

	2001	2000	% Change	Revenue (US$m)	2001	2000	% Change
Available rooms	**524**	523	–	Rooms	**13.0**	14.6	(11)
Average occupancy (%)	**69**	81	(15)	Food & beverage	**8.2**	10.5	(22)
Average room rate (US$)	**98**	93	5	Other	**1.3**	1.6	(19)
RevPAR (US$)	**67**	75	(11)	Total	**22.5**	26.7	(16)
				Average exchange rate/US$	*1.8*	*1.7*	

The Oriental, Bangkok (44.9% ownership)

The second and final phase of the River Wing renovation was successfully completed in September, with a total of 338 rooms having been fully redesigned. The re-design has received great acclaim. However the programme did have some effect on occupancy over the summer months due to rooms being out of inventory. Despite some improvement in RevPAR to the end of June, the hotel's occupancy and food & beverage revenue were hit by the drop in US visitors in the last four months of the year. Nonetheless, the hotel maintained its leading competitive position in the local market.

The year was a milestone for the hotel as it celebrated its 125th anniversary with commemorative events held throughout the year. Once again, The Oriental, Bangkok was recognised with some of the most prestigious awards in the industry.

The Oriental, Bangkok

	2001	2000	% Change	Revenue (US$m)	**2001**	2000	% Change
Available rooms	**393**	396	(1)	Rooms	**16.1**	17.7	(9)
Average occupancy (%)	**56**	61	(8)	Food & beverage	**16.3**	18.2	(10)
Average room rate (US$)	**195**	196	(1)	Other	**8.0**	8.2	(2)
RevPAR (US$)	**108**	119	(9)	Total	**40.4**	44.1	(8)
				Average exchange rate/US$	*44.5*	*40.5*	

Mandarin Oriental, Kuala Lumpur (25% ownership)

Although only in its third full year of operations, Mandarin Oriental, Kuala Lumpur has received significant regional and international recognition. The hotel continues to be the market leader in the city and is the leading business hotel in Malaysia.

In 2001, Mandarin Oriental, Kuala Lumpur significantly improved both its occupancy and average rate, resulting in a 14% increase in RevPAR over the previous year. The hotel's restaurants and banquet facilities continued to attract some of the city's most prestigious events. Total hotel revenues increased by 10%.

Mandarin Oriental, Kuala Lumpur

	2001	2000	% Change	Revenue (US$m)	**2001**	2000	% Change
Available rooms	**643**	643	–	Rooms	**13.4**	11.7	15
Average occupancy (%)	**74**	68	9	Food & beverage	**10.2**	9.7	5
Average room rate (US$)	**77**	73	5	Other	**3.2**	2.9	10
RevPAR (US$)	**57**	50	14	Total	**26.8**	24.3	10
				Average exchange rate/US$	*3.8*	*3.8*	

Hotel Majapahit, Surabaya (25% ownership)

Mandarin Oriental continued to operate Hotel Majapahit in 2001 although its investment in the hotel was fully provided for in 1997. No operational funding for the hotel has been required and its future is being kept under review.

Mandarin Oriental Ananda, the Himalayas (previously under management)

In December 2001, the Group terminated its management contract with the owners of Ananda in the Himalayas following a breach of the contract. The Group held no equity in the property.

EUROPE

Mandarin Oriental Hyde Park, London (100% ownership)

2001 was the first full year of operation for Mandarin Oriental Hyde Park, London following its reopening in May 2000 after extensive renovations. The hotel has achieved significant acclaim as one of the top luxury hotels in London, well-recognised for its spa and restaurants. The hotel's signature restaurant, *Foliage*, was awarded a *Michelin Star* in January 2002.

However, similar to its competition, the performance of the hotel has been affected by external events including the economic downturn and the Foot-and-Mouth crisis. In particular, the events of 11th September had a significant negative impact on the number of US leisure and corporate visitors which account for approximately 40% of the hotel's market. While hotel occupancy improved by 3% from 2000, overall market weakness meant that rates decreased by 11% compared with last year.

As the hotel's reputation grows, its competitive position is steadily improving although it has not yet reached its full potential.

Mandarin Oriental Hyde Park, London

	2001	2000	% Change	Revenue (US$m)	**2001**	2000	% Change
Available rooms	**200**	200	–	Rooms	**20.7**	14.0	48
Average occupancy (%)	**62**	60[1]	3	Food & beverage	**10.3**	6.0	72
Average room rate (US$)	**453**	508	(11)	Other	**3.0**	1.3	131
RevPAR (US$)	**282**	304[1]	(7)	Total	**34.0**	21.3	60
				Average exchange rate/US$	*0.7*	*0.7*	

[1] *May to December 2000 to reflect period of opening*

Mandarin Oriental, Munich (100% ownership)

The market in Munich was negatively impacted by weakening demand in corporate travel coupled with the fourth quarter loss of US leisure business. Mandarin Oriental, Munich experienced a 6% decline in occupancy while maintaining its average room rate.

Even with the drop in occupancy, food & beverage revenue was in line with the previous year. The hotel remains the market leader in Munich, and is recognised as one of the finest hotels in Germany.

Mandarin Oriental, Munich

	2001	2000[1]	% Change	2000[2]	Revenue (US$m)	2001	2000[1]	% Change	2000[2]
Available rooms	**73**	73	–	73	Rooms	**5.9**	6.2	(5)	3.9
Average occupancy (%)	**81**	86	(6)	88	Food & beverage	**2.2**	2.2	–	1.4
Average room rate (US$)	**275**	271	1	282	Other	**0.5**	0.6	(17)	0.3
RevPAR (US$)	**223**	232	(4)	248	Total	**8.6**	9.0	(4)	5.6
					Average exchange rate/US$	*2.2*	*2.1*		*2.1*

[1] January to December 2000 for comparative purposes
[2] Post acquisition – June to December 2000

Mandarin Oriental Hotel du Rhône, Geneva (46.3% ownership)

Mandarin Oriental Hotel du Rhône was successful in growing occupancy and average room rate and has benefited from its rebranding. There has been a 13% improvement in RevPAR from 2000. The hotel has an excellent reputation for its food & beverage operations, including its Michelin-starred restaurant, *Le Neptune*, and these revenues grew by 5% due to the increased occupancy and a loyal local patronage. Total hotel revenues increased by 12% and operating margins improved.

Mandarin Oriental Hotel du Rhône, Geneva

	2001	2000[1]	% Change	2000[2]	Revenue (US$m)	2001	2000[1]	% Change	2000[2]
Available rooms	**192**	192	–	192	Rooms	**14.3**	12.4	15	7.5
Average occupancy (%)	**69**	67	3	68	Food & beverage	**7.8**	7.4	5	4.3
Average room rate (US$)	**289**	262	10	271	Other	**1.7**	1.5	13	0.9
RevPAR (US$)	**200**	177	13	183	Total	**23.8**	21.3	12	12.7
					Average exchange rate/US$	*1.7*	*1.7*		*1.7*

[1] January to December 2000 for comparative purposes
[2] Post acquisition – June to December 2000

THE AMERICAS

The Mark, New York (96.5% ownership)

The hotel had already been affected by the softening economy in the first half of the year, particularly in the financial services sector. However, the events of 11th September and the aftermath had a significant impact on the entire tourism industry. While the city had recovered somewhat by December, the downturn in occupancy coincided with the city's traditionally strongest season. Average room rates were also affected which reversed the gains made in the first six months of the year. As a result, rooms revenue declined by 21%. However, the hotel did improve its competitive position, through continued attention to its guests and as a result of its affiliation with the Group.

The food & beverage outlets were also adversely affected, with an 8% decrease in revenue. Management's response to the challenges has been to focus on cost control while maintaining the hotel's renowned level of personalised service.

The Mark, New York

	2001	2000[1]	% Change	2000[2]	Revenue (US$m)	2001	2000[1]	% Change	2000[2]
Available rooms	**177**	179	(1)	179	Rooms	**16.3**	20.7	(21)	12.9
Average occupancy (%)	**64**	77	(17)	79	Food & beverage	**6.8**	7.4	(8)	4.5
Average room rate (US$)	**393**	412	(5)	428	Other	**4.6**	4.4	5	2.6
RevPAR (US$)	**252**	316	(20)	337	Total	**27.7**	32.5	(15)	20.0

[1] *January to December 2000 for comparative purposes*
[2] *Post acquisition – June to December 2000*

Kahala Mandarin Oriental, Hawaii (40% ownership)

The significant fall off in visitor arrivals from September onwards negatively impacted occupancy at Kahala Mandarin Oriental. This resulted in an annual decrease in rooms revenue of 4%, despite an 11% growth in RevPAR in the first six months of the year. Food & beverage revenue declined as well, contributing to the overall 5% decline in total revenue.

The hotel continues to expand its reputation as a destination resort, particularly in the US and Japanese markets.

Kahala Mandarin Oriental, Hawaii

	2001	2000	% Change	Revenue (US$m)	2001	2000	% Change
Available rooms	**371**	371	–	Rooms	**27.1**	28.1	(4)
Average occupancy (%)	**63**	71	(11)	Food & beverage	**15.3**	16.6	(8)
Average room rate (US$)	**312**	288	8	Other	**2.7**	2.7	–
RevPAR (US$)	**198**	205	(3)	Total	**45.1**	47.4	(5)

Mandarin Oriental, Miami (25% ownership)

Mandarin Oriental, Miami had its first full year of operations, after soft-opening in November 2000. Most of the rooms were completed by the end of January, 2001. The hotel has been well-received in its key markets and is recognised as the leading luxury hotel in Miami. However, performance at the hotel has not yet stabilised and was held back by the events of 2001.

The hotel's unique, luxury spa was completed in April and has been well received. One of its restaurants, *Azul*, has received considerable media attention in high profile publications and has been voted as one of the best new restaurants to open in the United States. The restaurant and the hotel's banquet facilities have developed an excellent profile in the local community and performed above expectations.

Mandarin Oriental, Miami

	2001	2000[1]	% Change	Revenue (US$m)	2001	2000[1]	% Change
Available rooms	**329**	153	115	Rooms	**12.1**	0.6	N/A
Average occupancy (%)	**40**	36	11	Food & beverage	**12.0**	0.7	N/A
Average room rate (US$)	**251**	239	5	Other	**3.4**	–	N/A
RevPAR (US$)	**101**	86	17	Total	**27.5**	1.3	N/A

[1] *November to December 2000 to reflect period of opening*

Turnberry Isle Resort & Club, Florida (12.6% ownership)

While the resort market in Florida had been already impacted by the slowdown in the economy, the terrorist attacks combined with the anthrax scare which originated in Florida, led to an unprecedented drop in occupancy from September onwards. Total rooms revenue decreased by 18%. Food & beverage revenue declined by 14%.

In June, the hotel opened a new, luxury spa for hotel guests and club members to complement its extensive range of resort activities. Additional revenues from the spa, together with increased golf membership sales, partly offset the decline in the hotel's other revenues.

Turnberry Isle Resort & Club, Florida

	2001	2000[1]	% Change	2000[2]
Available rooms	**392**	392	–	392
Average occupancy (%)	**55**	69	(20)	63
Average room rate (US$)	**287**	280	3	231
RevPAR (US$)	**159**	194	(18)	146

[1] *January to December 2000 for comparative purposes*
[2] *Post acquisition – June to December 2000*

Mandarin Oriental, San Francisco (under management)

San Francisco, with its large base of high technology businesses and related financial services, has been badly affected by the economic downturn and the reduction in air travel. Mandarin Oriental's rooms revenue declined by 27%, while total revenues declined by 25%. The hotel did maintain its leading position in the city in RevPAR terms, despite the opening of a new luxury hotel in the city in the fourth quarter.

Mandarin Oriental, San Francisco continued to rank in the top tier of hotels in the United States, and is the only hotel in the city to be accorded the prestigious five-star rating by the Mobil Travel Guide for the third consecutive year.

Mandarin Oriental, San Francisco

	2001	2000	% Change
Available rooms	**158**	158	–
Average occupancy (%)	**59**	77	(23)
Average room rate (US$)	**394**	412	(4)
RevPAR (US$)	**233**	318	(27)

Elbow Beach, Bermuda (under management)

The market in Bermuda was badly affected in 2001 by events in the United States. These led to a reduction in visitor arrivals, with demand for rooms among Elbow Beach, Bermuda's primary competitors contracting by almost 22%. Despite a significant reduction in rooms revenue compared with 2000, the hotel was the market leader, in terms of both average room rate and occupancy.

The performance of the food & beverage operations was impacted by the decreased occupancy, resulting in a drop in revenue of 19% in 2001. The hotel is currently planning additional guest facilities, to be constructed over the next few years, to reposition the hotel's product offering.

Elbow Beach, Bermuda

	2001	2000[1]	% Change	2000[2]
Available rooms	**244**	244	–	244
Average occupancy (%)	**51**	59	(14)	63
Average room rate (US$)	**313**	328	(5)	353
RevPAR (US$)	**158**	194	(19)	223

[1] January to December 2000 for comparative purposes
[2] Post acquisition – June to December 2000

HEALTH, SAFETY AND THE ENVIRONMENT

Each Mandarin Oriental Hotel Leadership team monitors and continually improves their health and safety system on a daily basis with the support of a detailed operating guideline produced by the corporate office. Fire, Life, Health, Safety and Security issues remain a focal point in our hotels. Each year we assess results and develop new initiatives to protect the well being of our guests and colleagues.

Hazard Analysis & Critical Control Points, the food hygiene programme, accredited by the I.S.O., has been successfully implemented throughout much of the Group with more than 3,500 colleagues completing their training in 2001.

INTERNATIONAL RECOGNITION

In 2001, Mandarin Oriental Hotel Group amassed over 140 awards of distinction from readers of leading worldwide publications, exceeding all previous records. The following is a selection of these awards.

In December 2001, Mandarin Oriental Hotel Group was accorded the number one position for the highest quality in services and product by *Far Eastern Economic Review*. The Group was also ranked as one of Hong Kong's Leading Companies.

In October 2001, for the fourth successive year, Mandarin Oriental, Hong Kong was voted the World's Best Foreign Hotel by readers of *The Daily Telegraph* in the United Kingdom, with The Oriental, Bangkok in second place.

In January 2002, 15 Mandarin Oriental properties featured as the World's Best Hotels in the prestigious *Zagat Travel Guide*.

Conde Nast Traveler's USA, Gold List 2002 featured seven Mandarin Oriental hotels in their choice of recommended properties worldwide.

Mandarin Oriental continues to be recognized internationally for exceptional food & beverage operations and concepts. A *Michelin Star* was accorded to *Le Neptune* at Mandarin Oriental Hotel du Rhône, Geneva and to *Foliage* at Mandarin Oriental Hyde Park, London. In addition, *Azul* at Mandarin Oriental, Miami received Best New Restaurant of the Year by *Esquire* magazine within six months of opening.

RESULTS

Changes in International Accounting Standards ("IAS")

The Group prepares its accounts in accordance with IAS and recent changes to these standards have had an impact, primarily on how the balance sheet is presented. The changes, which came into effect in 2001, do not permit leasehold interests in land to be carried at fair market valuation. The Group considers that the new IAS treatment does not reflect the economic substance of the underlying investments, particularly the Group's 999 year leases in respect of Mandarin Oriental, Hong Kong and The Excelsior. Accordingly, the Group has presented supplementary financial information in accordance with IAS as modified by the valuation of leasehold interests in land and buildings. The figures included in this review are based on the supplementary financial information.

Subsidiaries

Operating profit for the year from the Group's subsidiary hotels decreased 29% from US$38 million in 2000 to US$27 million in 2001. There were several factors that contributed to this decrease. The most notable was the decline in performance of the two Hong Kong hotels and The Mark in New York, which all experienced a significant reduction of revenues as a result of the global economic slowdown and the reduction in travel after the events of 11th September. In addition, the Group recognised a downward revaluation of US$2 million on properties previously held at cost. Operating results at the London hotel were also negatively affected, although its performance improved from 2000 when the hotel was closed for renovations during the first five months of the year. The results of the hotels in Manila and Jakarta were depressed further by continuing economic and political uncertainty. Traditionally, the period from September onwards is seasonally strong for most of the Group's city centre hotels.

Despite a full year's contribution from the Rafael Group hotels, management fees, which are based on each hotel's performance, were essentially unchanged from 2000 due to the difficult trading conditions. While corporate overheads were lower than the previous year as a result of cost reduction measures taken in the year, development expenses rose due to US$4 million of costs associated with the Washington hotel project incurred during 2001. Finalisation of the project was delayed due to uncertainty in the aftermath of the events of 11th September. According to the Group's accounting policies, these costs are expensed until such time as a formal commitment to proceed with the project is made. These costs will be capitalised as a project cost in 2002 as a development agreement has now been concluded.

Associates and Joint Ventures

The Group's share of operating results from associate and joint venture hotels decreased by 11% to US$14 million in 2001 from US$16 million in 2000, which included a US$4 million reversal of a provision previously made on a hotel property. Results at most of the hotels were affected by world events with a significant fall from September onwards, particularly in Bangkok, Singapore and Hawaii. This was offset by an improvement in other associate hotels and a US$2 million partial writeback of provision previously made against the value of the Group's interest in Kuala Lumpur. The Group's share in the operating loss of the Miami hotel, which opened in late November 2000, declined from the previous year, which had included the write-off of the property's pre-opening expenses. However, the hotel's performance has not yet stabilised.

The Group holds a 25% equity interest in Hotel Majapahit, Surabaya which was fully provided against in 1997 due to difficult operating conditions. While the Group continued to operate the hotel in 2001, no further operational funding was required.

Overall

In 2001, profit before interest and tax of the Group was US$41 million, a decrease of 23% over 2000. The Group's net interest expense increased to US$31 million, compared with US$28 million in 2000. This was due to the impact of a full year's interest expense on the convertible bonds issued in March 2000 and an increase in total net borrowings as the Group funded its investment programme. The increase was partially offset by the effect of lower interest rates both on HK dollar and pounds sterling denominated debt. Interest cover in 2001, which is calculated as profit before interest and tax over net financing charges, was 1.3 times (2000: 1.9 times).

The effective tax rate for the year was 58% compared with 27% in 2000. The higher effective rate in 2001 results from the fact that the Group cannot offset taxable profits with net losses incurred in different jurisdictions and the Group has not recognised the full potential benefit on available tax credits related to the losses.

Earnings per share were US¢0.50 compared with US¢2.21 in 2000, the decrease principally due to the decline in performance of the subsidiary hotels.

Cash Flow

The Group's consolidated cash flows are summarised as follows:

	2001 US$m	2000 US$m
Operating activities	**14**	31
Investment activities		
◦ Capital expenditure on existing properties	**(15)**	(39)
◦ Acquisition of The Rafael Group	–	(135)
◦ Other investments	**(24)**	(28)
Financing activities		
◦ Rights issue	–	146
◦ Dividends	**(12)**	(10)
Other	**16**	13
Net decrease in cash in the year	**(21)**	(22)

The cashflow from operating activities decreased as performance declined, particularly in the last four months of the year. In addition, there was an increase of US$6 million in net financing charges paid. This was principally due to higher debt levels and the payment of arrangement fees in respect of new bank facilities (which are being amortised over the term of the loans).

Earnings before net interest expense, tax, depreciation and amortisation ("EBITDA") including the Group's share of EBITDA from associates and joint ventures decreased by 8% to US$64 million in 2001. The Company uses EBITDA as a useful indicator of its ability to service debt and finance its future capital expenditure. Interest cover on this basis was 2.1 times in 2001 (2.5 times in 2000). The decrease in interest cover reflects the lower results from operations together with the higher gearing of the Group.

Capital expenditure on existing properties totalled US$15 million compared with US$39 million in 2000. Included in this capital expenditure was US$6 million (2000: US$31 million) in respect of the renovation programme at Mandarin Oriental Hyde Park which was completed in late 2000.

Other investments included US$15 million of equity funding for the construction costs of Mandarin Oriental, New York and US$4 million for the Group's portion of the funding required for the completion of the Miami hotel and its share of operating losses. Also included is US$3 million for Mandarin Oriental, Kuala Lumpur, principally to cover ongoing loan repayments.

After dividends paid of US$12 million, the net decrease in cash in the year was US$21 million compared to a decrease of US$22 million in 2000.

Property Valuation

In accordance with the Group's accounting policy whereby independent valuations of the Group's hotel property interests are carried out at intervals not exceeding three years, valuations were carried out at 31st December 2001 by independent property appraisers on an open market basis. This review excluded the Group's 25% interest in Mandarin Oriental, Miami on the basis that the hotel is within its first three years of operation and has not yet fully established its market position.

The last full independent valuation was carried out at 31st December 1998 with the Directors reviewing the carrying values in the intervening years in consultation with the Group's independent appraisers.

The revaluations of the Group's assets have given rise to a deficit of US$73 million, the most significant portion of which was in respect of a decline in value of the Group's two Hong Kong hotels. This has been charged against the Group's property revaluation reserves. An additional US$2 million reduction in the values of two of the Group's subsidiary hotels was offset by the partial write-back of a provision previously made against the value of the Group's interest in Kuala Lumpur.

Net assets per share as at 31st December 2001 were US$1.05 (2000: US$1.15).

TREASURY ACTIVITIES AND RISK MANAGEMENT

Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty in respect of costs. The Group has fixed or capped interest rates on approximately 50% of its borrowings.

In respect of hotel project financing, borrowings are normally taken in the local currency to hedge partially the investment and the projected income. As at 31st December 2001, the Group's net assets were denominated in the following currencies:

Hong Kong Dollar	46%
United States Dollar	19%
United Kingdom Sterling	11%
Other	24%

Investment of the Group's cash resources, which totalled US$79 million at 31st December 2001, is managed to minimise risk while seeking to enhance yield. The treasury function is not permitted to undertake speculative transactions unrelated to the Group's underlying financial exposures.

The Group, excluding associates, has committed banking facilities totalling US$548 million of which US$372 million were drawn at 31st December 2001. The facilities are due for repayment as follows:

	Facilities committed US$m	Facilities drawn US$m
Within one year	3	2
Between one and four years	26	26
Between four and five years	334	159
Beyond five years	185	185
	548	372

The Group completed a US$385 million syndicated facility in August 2001 of which approximately US$220 million refinanced existing borrowings on the two Hong Kong hotels. The balance provides capacity for future development opportunities. This, together with the renewal of corporate standby facilities in December 2001, has increased the average tenor of the Group's borrowings to just over five years.

As at 31st December 2001, the Group is paying fixed rates on bank borrowings ranging from 4.2% to 7.3%. The weighted average floating rate on bank borrowings was 3.6% compared with 6.9% in 2000.

Net debt of US$372 million was 42% of shareholders' funds compared with 34% at 31st December 2000. The increase in gearing is due to the increase in net borrowings together with the decline in value of the Group's property assets. Assuming conversion of the convertible debt into equity, the gearing would be approximately 31%. The financial position of the Group remains sound.

Audit Committee

The Audit Committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Mandarin Oriental Hotel Group International Limited. Executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation. The Audit Committee receives reports from the external auditors, reviews the interim and annual financial statements and receives regular reports from the internal audit function. The Committee also reviews the operation and effectiveness of the Group's internal controls and procedures.

John R Witt
Finance Director
26th February 2002

SIMON KESWICK *Chairman*

Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm, Hongkong Land Holdings, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

PERCY WEATHERALL *Managing Director*

Mr Weatherall was appointed as Managing Director in 2000. He joined the Jardine Matheson group in 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land Holdings. He is managing director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic. He is also chairman of Jardine Matheson Limited.

EDOUARD ETTEDGUI *Chief Executive Officer*

Mr Ettedgui joined the Board in 1998 and is managing director of Mandarin Oriental Hotel Group International. He was formerly group finance director of Dairy Farm, prior to which he was business development director of British American Tobacco. He has extensive international experience in both financial and general management.

JOHN R WITT *Finance Director*

Mr Witt was appointed as Finance Director in 2000, having first joined the Group in 1998. He is a Chartered Accountant and has an MBA from INSEAD. He has extensive international experience in financial planning, treasury control and business development in a variety of consumer industries.

JULIAN HUI

Mr Hui joined the Board in 1994. He is an executive director of Owens Company and a director of Central Development.

BRIAN KEELAN

Mr Keelan joined the Board in July 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

HENRY KESWICK

Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the group in 1961, and is also chairman of Jardine Strategic and vice chairman of the Hong Kong Association. He is a director of Dairy Farm and Hongkong Land Holdings.

R C KWOK

Mr Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and SIIC Medical Science and Technology (Group).

C G R LEACH

Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

DR RICHARD LEE

Dr Lee joined the Board in 1987. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is chairman of TAL Apparel. He is also a director of Jardine Matheson.

ROBERT LÉON

Mr Léon joined the Board in 1994. He is a manager of Qualis and a director of European Cargo Services.

SYDNEY S W LEONG JP

Mr Leong is a Solicitor of both the Supreme Courts of Hong Kong and England and Wales and joined the Board in 1989. He is chairman and a director of a number of companies, including chairman of Henry G Leong Estates Ltd.

KENNETH LO OBE

Mr Lo is a Solicitor and Notary Public and joined the Board in 1989. He is also a director of Hongkong Land Holdings.

LORD POWELL OF BAYSWATER KCMG

Lord Powell joined the Board in 1992. He was previously Private Secretary and adviser on foreign affairs and defence to British Prime Ministers, Baroness Thatcher and Rt Hon John Major. He is a director of Caterpillar, LVMH Moët Hennessy Louis Vuitton, Matheson & Co, Sagitta Asset Management, British Mediterranean Airways, Phillips Fine Art Auctioneers, Textron Corporation and UK-China Forum. He is also president of the China-Britain Business Council and former chairman of the Singapore-British Business Council.

JAMES WATKINS

Mr Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr Watkins is a director of Jardine Matheson Limited, Dairy Farm and Jardine Matheson.

five year summary

	1997 US$m	1998 US$m	1999 US$m	2000 US$m	**2001 US$m**
CONSOLIDATED PROFIT AND LOSS ACCOUNT					
Revenue	258.1	194.0	179.2	227.0	**227.9**
Operating profit	69.5	38.2	30.7	37.7	**26.9**
Share of operating results of associates and joint ventures	6.8	(14.0)	11.8	15.5	**13.8**
Profit before interest and tax	76.3	24.2	42.5	53.2	**40.7**
Net financing charges	(17.4)	(20.5)	(20.3)	(28.4)	**(31.1)**
Profit before tax	58.9	3.7	22.2	24.8	**9.6**
Tax	(12.9)	(8.2)	(4.6)	(6.7)	**(5.6)**
Profit/(Loss) after tax	46.0	(4.5)	17.6	18.1	**4.0**
Minority interests	0.2	0.1	(0.2)	–	**0.3**
Profit/(Loss) attributable to shareholders	46.2	(4.4)	17.4	18.1	**4.3**
Earnings per share (US¢)	6.39	(0.61)	2.39	2.21	**0.50**
Earnings per share excluding non-recurring items (US¢)	7.67	2.68	2.39	2.21	**0.50**
Dividends per share (US¢)	3.50	1.35	1.35	1.35	**0.50**
CONSOLIDATED BALANCE SHEET					
Goodwill	–	–	–	24.5	**23.3**
Tangible assets	978.3	732.6	891.3	1,072.1	**990.0**
Associates and joint ventures	185.8	182.6	167.9	229.2	**241.1**
Other investments	–	–	–	22.0	**23.5**
Pension assets	13.2	13.1	12.6	13.2	**13.8**
Deferred tax assets	–	–	–	2.0	**2.9**
Net current assets	89.6	38.4	88.1	75.8	**69.6**
Long-term borrowings	(281.1)	(251.9)	(306.2)	(431.7)	**(448.1)**
Deferred tax liabilities	(18.6)	(19.3)	(17.2)	(15.5)	**(12.9)**
Pension liabilities	(0.9)	(0.9)	(0.9)	(0.8)	**(0.8)**
Other non-current liabilities	–	–	–	–	**(4.6)**
Net operating assets	966.3	694.6	835.6	990.8	**897.8**
Share capital	35.1	35.3	35.3	42.6	**42.6**
Share premium	22.7	23.6	24.0	88.7	**88.7**
Revenue and other reserves	895.5	627.8	767.4	850.5	**758.7**
Shareholders' funds	953.3	686.7	826.7	981.8	**890.0**
Minority interests	13.0	7.9	8.9	9.0	**7.8**
Capital employed	966.3	694.6	835.6	990.8	**897.8**
Net asset value per share (US$)	1.36	0.97	1.17	1.15	**1.05**
CONSOLIDATED CASH FLOW STATEMENT					
Cash flows from operating activities	78.9	23.3	31.2	30.8	**13.7**
Cash flows from investing activities	(27.7)	(40.1)	(30.3)	(200.5)	**(38.7)**
Net cash flow before financing activities	51.2	(16.8)	0.9	(169.7)	**(25.0)**
Cash flow per share from operating activities (US¢)	10.92	3.21	4.29	3.75	**1.60**

consolidated profit and loss account

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
227.0	**227.9**	*1*	Revenue	**227.9**	227.0
(131.2)	**(138.8)**		Cost of sales	**(138.4)**	(130.8)
95.8	**89.1**		Gross profit	**89.5**	96.2
(16.4)	**(16.8)**		Selling & distribution costs	**(16.8)**	(16.4)
(42.3)	**(45.8)**		Administration expenses	**(45.8)**	(42.1)
37.1	**26.5**	*2*	Operating profit	**26.9**	37.7
11.4	**13.5**	*3*	Share of operating results of associates and joint ventures	**13.8**	15.5
48.5	**40.0**		Profit before interest and tax	**40.7**	53.2
(28.4)	**(31.1)**	*4*	Net financing charges	**(31.1)**	(28.4)
20.1	**8.9**		Profit before tax	**9.6**	24.8
(6.7)	**(5.6)**	*5*	Tax	**(5.6)**	(6.7)
13.4	**3.3**		Profit after tax	**4.0**	18.1
–	**0.3**	*20*	Minority interests	**0.3**	–
13.4	**3.6**		Profit after tax and minority interests	**4.3**	18.1

US¢	**US¢**			**US¢**	US¢
		6	Earnings per share		
1.63	**0.42**		– basic	**0.50**	2.21
1.63	**0.42**		– diluted	**0.50**	2.20

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

consolidated balance sheet

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS, as modified by revaluation of leasehold properties* 2001 US$m	2000 US$m
		15	**Net assets**		
24.5	**23.3**	7	Goodwill	**23.3**	24.5
513.8	**491.7**	8	Tangible assets	**990.0**	1,072.1
188.1	**187.7**	9	Leasehold land payments	**–**	–
205.3	**222.2**	10	Associates and joint ventures	**241.1**	229.2
22.0	**23.5**	11	Other investments	**23.5**	22.0
13.2	**13.8**	12	Pension assets	**13.8**	13.2
2.0	**2.9**	14	Deferred tax assets	**2.9**	2.0
968.9	**965.1**		Non-current assets	**1,294.6**	1,363.0
3.0	**3.0**		Stocks	**3.0**	3.0
38.4	**34.7**		Debtors and prepayments	**34.7**	38.4
100.6	**79.2**	22d	Cash at bank	**79.2**	100.6
142.0	**116.9**		Current assets	**116.9**	142.0
(53.3)	**(39.7)**		Creditors and accruals	**(39.7)**	(53.3)
(6.7)	**(2.9)**	13	Borrowings	**(2.9)**	(6.7)
(6.2)	**(4.7)**		Current tax liabilities	**(4.7)**	(6.2)
(66.2)	**(47.3)**		Current liabilities	**(47.3)**	(66.2)
75.8	**69.6**		Net current assets	**69.6**	75.8
(431.7)	**(448.1)**	13	Long-term borrowings	**(448.1)**	(431.7)
(12.8)	**(10.2)**	14	Deferred tax liabilities	**(12.9)**	(15.5)
(0.8)	**(0.8)**	12	Pension liabilities	**(0.8)**	(0.8)
–	**(4.6)**	23	Other non-current liabilities	**(4.6)**	–
599.4	**571.0**			**897.8**	990.8
			Capital employed		
42.6	**42.6**	16	Share capital	**42.6**	42.6
88.7	**88.7**	17	Share premium	**88.7**	88.7
461.0	**434.0**	19	Revenue and other reserves	**758.7**	850.5
592.3	**565.3**		Shareholders' funds	**890.0**	981.8
7.1	**5.7**	20	Minority interests	**7.8**	9.0
599.4	**571.0**			**897.8**	990.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

Percy Weatherall
Edouard Ettedgui
Directors
26th February 2002

consolidated statement of changes in shareholders' funds

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS, as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS, as modified by revaluation of leasehold properties* 2000 US$m
			At 1st January		
826.7	**981.8**		– as previously reported	**981.8**	826.7
			– changes in accounting policy		
(299.1)	**(389.5)**		(refer Principal Accounting Policies (E) & (F))	**–**	–
527.6	**592.3**			**981.8**	826.7
			– effect of adopting IAS 39		
–	**(2.3)**		(refer Principal Accounting Policies (Q))	**(2.3)**	–
527.6	**590.0**			**979.5**	826.7
			Revaluation of properties		
15.5	**(7.8)**	*19*	– net revaluation (deficit)/surplus	**(73.3)**	101.2
(2.8)	**1.7**	*19*	– deferred tax	**1.7**	(2.8)
			Net exchange translation differences		
(27.7)	**(8.9)**	*19*	– amount arising in year	**(8.9)**	(27.7)
–	**0.2**	*19*	Fair value gains on financial assets	**0.2**	–
			Cash flow hedges		
–	**(2.0)**	*19*	– fair value losses	**(2.0)**	–
			Net (losses)/gains not recognised		
(15.0)	**(16.8)**		in consolidated profit and loss account	**(82.3)**	70.7
13.4	**3.6**		Profit after tax and minority interests	**4.3**	18.1
(10.3)	**(11.5)**	*21*	Dividends	**(11.5)**	(10.3)
4.6	**–**	*13a*	Convertible bonds issue – equity component	**–**	4.6
72.0	**–**	*16 & 17*	Equity rights issue	**–**	72.0
592.3	**565.3**		At 31st December	**890.0**	981.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

consolidated cash flow statement

Prepared in accordance with IAS 2000 US$m	2001 US$m	Note		Prepared in accordance with IAS, as modified by revaluation of leasehold properties* 2001 US$m	2000 US$m
			Operating activities		
37.1	**26.5**		Operating profit	**26.9**	37.7
13.4	**15.5**	8	Depreciation	**15.5**	13.4
0.4	**0.4**	9	Amortisation of leasehold land payments	**–**	–
0.7	**1.2**	7	Amortisation of goodwill	**1.2**	0.7
(0.8)	**1.0**		Non-cash items	**1.0**	(1.0)
3.4	**(1.7)**	22a	(Increase)/Decrease in working capital	**(1.7)**	3.4
8.6	**3.7**		Interest received	**3.7**	8.6
(29.9)	**(31.4)**		Interest and other financing charges paid	**(31.4)**	(29.9)
(7.5)	**(7.3)**		Tax paid	**(7.3)**	(7.5)
25.4	**7.9**			**7.9**	25.4
5.4	**5.8**		Dividends from associates and joint ventures	**5.8**	5.4
30.8	**13.7**		**Cash flows from operating activities**	**13.7**	30.8
			Investing activities		
(134.6)	**–**	22b	Purchase of subsidiary net of cash and cash equivalents acquired	**–**	(134.6)
(27.6)	**(22.8)**	22c	Investments in and loans to associates and joint ventures	**(22.8)**	(27.6)
0.6	**0.6**		Repayment of loan to joint venture	**0.6**	0.6
–	**(1.5)**		Purchase of other investments	**(1.5)**	–
(38.9)	**(15.0)**		Purchase of tangible assets	**(15.0)**	(38.9)
(200.5)	**(38.7)**		**Cash flows from investing activities**	**(38.7)**	(200.5)
			Financing activities		
72.0	**–**	16,17& 18	Issue of shares	**–**	72.0
73.9	**–**	13a	Issue of convertible bonds	**–**	73.9
–	**0.1**	20	Capital contribution from minority interests	**0.1**	–
61.6	**247.3**		Drawdown of borrowings	**247.3**	61.6
(48.9)	**(231.5)**		Repayment of borrowings	**(231.5)**	(48.9)
(10.3)	**(11.5)**	21	Dividends paid by the Company	**(11.5)**	(10.3)
148.3	**4.4**		**Cash flows from financing activities**	**4.4**	148.3
(1.0)	**(0.2)**		Effect of exchange rate changes	**(0.2)**	(1.0)
(22.4)	**(20.8)**		Net decrease in cash and cash equivalents	**(20.8)**	(22.4)
121.8	**99.4**		Cash and cash equivalents at 1st January	**99.4**	121.8
99.4	**78.6**	22d	Cash and cash equivalents at 31st December	**78.6**	99.4

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

A BASIS OF PREPARATION

The financial statements have been prepared in accordance with IAS. The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

i) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. The effects of adopting IAS 39 and the other changes in IAS are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on tangible assets and depreciation, investments and financial instruments.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1.

ii) Financial information prepared in accordance with IAS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 32 to 35 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

B BASIS OF CONSOLIDATION

i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities.

ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

iii) The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

C FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. All other exchange differences are dealt with in the consolidated profit and loss account.

D GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life.

Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortised over a maximum period of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

E TANGIBLE ASSETS AND DEPRECIATION

Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis. In the intervening years the Directors review their carrying value and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements in individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected leasehold properties at valuation. Changes in IAS, which came into effect during 2001, no longer permit valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as an operating lease (see (F) – Accounting for Leases). The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$4.7 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$299.1 million and US$389.5 million respectively. Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Freehold and leasehold buildings	– %
Leasehold improvements	10%
Plant and machinery	10%
Furniture and equipment	10–33⅓%

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible assets is recognised by reference to their carrying amount.

F ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payment. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the profit and loss account over the lease period. Property, plant and equipment acquired through finance leasing contracts is depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. Changes in IAS, which came into effect during 2001, no longer permit valuation of leasehold interests in land. These payments are stated at cost and are amortised over the period of the lease. In previous years, long-term leasehold land interests were recognised as tangible fixed assets and were stated at valuation.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

G INVESTMENTS

i) The Group adopted IAS 39 at 1st January 2001. Other investments are categorised as available for sale and are shown at fair value. Gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years other investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$0.3 million.

ii) All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investment.

H DEVELOPMENT COSTS

Costs directly attributable to development projects, including borrowing costs, are capitalised to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalised and fully provided against until a legal contract is entered into, when the provision is then reversed.

I STOCKS

Stocks, which comprise beverages and consumables, are stated at the lower of cost and net realisable value. Cost is determined by the first in first out method.

J CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K PROVISIONS

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

L BORROWINGS AND BORROWING COSTS

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortised cost basis until extinguished on conversion or maturity of the bonds. The fair value of the conversion option is determined and is recognised and presented in shareholders' funds.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

M DEFERRED TAX

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Currently enacted tax rates are used to determine deferred tax.

N PENSION OBLIGATIONS

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

O DIVIDENDS

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

P REVENUE

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognised when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents an elimination for management fees charged to the subsidiary hotels.

Q DERIVATIVE FINANCIAL INSTRUMENTS

The Group adopted IAS 39 on 1st January 2001.

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives either as a hedge of the fair value of a recognised asset or liability (fair value hedge), or as a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or as a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognised in the consolidated profit and loss account when the committed or forecasted transaction occurs. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$2.6 million.

1 REVENUE

	2001 US$m	2000 US$m
Analysis by geographical area		
– Hong Kong and Macau	**125.7**	143.9
– Southeast Asia	**25.8**	29.8
– Europe	**43.7**	27.5
– The Americas	**32.7**	25.8
	227.9	227.0
Analysis by activity		
– Hotel ownership	**217.4**	217.5
– Hotel management	**21.5**	21.5
– Less: Intra-Group revenue	**(11.0)**	(12.0)
	227.9	227.0

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and The Americas.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 OPERATING PROFIT

	2001 US$m	2000 US$m
Analysis by geographical area		
– Hong Kong and Macau	**18.1**	28.9
– Southeast Asia	**2.4**	5.3
– Europe	**4.6**	(2.0)
– The Americas	**1.4**	4.9
	26.5	37.1
Analysis by activity		
– Hotel ownership	**33.8**	43.7
– Hotel management	**(7.3)**	(6.6)
	26.5	37.1
The following items have been (credited)/charged in arriving at operating profit:		
Rental income	**(8.1)**	(6.6)
Amortisation of goodwill (refer note 7)	**1.2**	0.7
Depreciation of tangible assets (refer note 8)		
– Owned assets	**15.5**	13.4
Amortision of leasehold land payments (refer note 9)	**0.4**	0.4
Revaluation deficit of tangible fixed assets	**1.8**	–
Directors' remuneration	**2.3**	2.1
Operating lease payments	**2.3**	1.3
Development expenditure	**4.3**	2.2
Repairs and maintenance	**11.3**	12.4
Staff costs		
– Salaries and benefits in kind	**74.8**	76.3
– Defined benefit pension costs (refer note 12)	**1.3**	0.1
– Defined contribution pension costs	**0.8**	0.5
	76.9	76.9

Average number of persons employed by the Company and its subsidiaries during the year:

	2001 Number	2000 Number
Full time	**3,201**	3,246
Part time	**168**	230
	3,369	3,476

3 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
Analysis by geographical area		
– Hong Kong and Macau	**2.3**	2.1
– Southeast Asia	**9.5**	8.7
– Europe	**1.4**	0.7
– The Americas	**0.3**	(0.1)
	13.5	11.4
Analysis by activity		
– Hotel ownership	**12.7**	10.5
– Other	**0.8**	0.9
	13.5	11.4

Share of operating results of associates and joint ventures is stated after charging depreciation of US$7.1 million (2000: US$6.7 million).

4 NET FINANCING CHARGES

	2001 US$m	2000 US$m
Company and subsidiaries		
Interest income	**3.5**	8.3
Interest expense		
– Bank loans	**(21.6)**	(26.3)
– Convertible bonds (refer note 13a)	**(6.3)**	(4.9)
– Finance leases	**(1.6)**	(0.8)
Commitment and other fees	**(0.3)**	(0.3)
	(26.3)	(24.0)
Associates and joint ventures		
Interest income	**–**	0.1
Interest expense – bank loans	**(4.8)**	(4.5)
	(4.8)	(4.4)
	(31.1)	(28.4)

5 TAX

	2001 US$m	2000 US$m
Company and subsidiaries		
– Current tax	**4.5**	6.4
– Deferred tax	**(0.5)**	(1.6)
Associates and joint ventures		
– Current tax	**1.6**	1.9
	5.6	6.7
Analysis by geographical area		
– Hong Kong and Macau	**3.1**	4.4
– Southeast Asia	**2.7**	3.6
– Europe	**(0.4)**	(1.9)
– The Americas	**0.2**	0.6
	5.6	6.7
Analysis by activity		
– Hotel ownership	**3.7**	4.8
– Hotel management	**1.9**	1.9
	5.6	6.7
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax on profit at applicable tax rate	**(0.2)**	0.4
Tax effect of income not taxable	**(2.4)**	(2.0)
Tax effect of expenses not deductible for tax purposes	**1.0**	1.4
Current year tax loss not recognised	**7.1**	7.3
Utilisation of previously unrecognised tax losses	**(0.4)**	(0.1)
Recognition of previously unrecognised deferred tax assets	**(0.5)**	(2.0)
Withholding tax	**0.9**	1.8
Under/(Over) provision for prior years	**0.1**	(0.1)
	5.6	6.7

The applicable tax represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6 EARNINGS PER SHARE

Basic earnings per share are calculated on the profit after tax and minority interests of US$3.6 million (2000: US$13.4 million) and on the weighted average number of 851.5 million shares (2000: 820.4 million shares) in issue during the year. The weighted average number excludes shares held by the Trustees of the Senior Executive Share Incentive Schemes (refer note 18).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2001	2000
Weighted average number of shares in issue	**851.5**	820.4
Adjustment for shares deemed to be issued for no consideration	**0.3**	2.0
Weighted average number of shares for diluted earnings per share	**851.8**	822.4

7 GOODWILL

	2001 US$m	2000 US$m
Opening net book value	**24.5**	–
Acquisition of subsidiary (refer note 22b)	**–**	25.2
Amortisation (refer note 2)	**(1.2)**	(0.7)
Closing net book value	**23.3**	24.5
At 31st December		
Cost	**25.2**	25.2
Accumulated amortisation	**(1.9)**	(0.7)
Net book value	**23.3**	24.5

Amortisation of goodwill has been included in administration expenses.

8 TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2001					
Net book value at 1st January					
– as previously reported	–	1,012.6	18.5	41.0	1,072.1
– changes in accounting policy	210.4	(768.7)	–	–	(558.3)
– as restated	210.4	243.9	18.5	41.0	513.8
Translation differences	(6.9)	(2.3)	0.6	(0.7)	(9.3)
Additions	–	1.3	3.6	5.8	10.7
Disposals	–	(0.1)	–	(0.1)	(0.2)
Depreciation charge (refer note 2)	–	(2.4)	(3.0)	(10.1)	(15.5)
Revaluation deficit	(1.4)	(6.4)	–	–	(7.8)
Net book value at 31st December	**202.1**	**234.0**	**19.7**	**35.9**	**491.7**
Cost or valuation	202.1	302.3	42.0	112.6	659.0
Accumulated depreciation	–	(68.3)	(22.3)	(76.7)	(167.3)
	202.1	**234.0**	**19.7**	**35.9**	**491.7**
2000					
Net book value at 1st January					
– as previously reported	–	839.1	9.4	42.8	891.3
– changes in accounting policy	176.2	(654.3)	–	–	(478.1)
– as restated	176.2	184.8	9.4	42.8	413.2
Translation differences	(14.3)	(15.2)	(0.4)	(2.7)	(32.6)
Acquisition of subsidiary	28.0	73.6	–	0.1	101.7
Additions	20.5	1.1	11.8	8.8	42.2
Disposals	–	–	–	–	–
Depreciation charge (refer note 2)	–	(3.1)	(2.3)	(8.0)	(13.4)
Revaluation surplus	–	2.7	–	–	2.7
Net book value at 31st December	210.4	243.9	18.5	41.0	513.8
Cost or valuation	210.4	309.9	37.9	108.8	667.0
Accumulated depreciation	–	(66.0)	(19.4)	(67.8)	(153.2)
	210.4	243.9	18.5	41.0	513.8

Freehold land and buildings are shown separately for the first time in 2001. The comparative figures for 2000 have been restated, and the effect of this change has been to include US$210.4 million at 1st January 2001 under freehold land and buildings.

8 TANGIBLE ASSETS *continued*

	2001 US$m	2000 US$m
Land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	70.2
Accumulated depreciation	**–**	–
Net book value	**69.2**	70.2
Analysis of additions and acquisition of subsidiary by geographical area		
– Hong Kong and Macau	**6.2**	4.3
– Southeast Asia	**1.7**	2.0
– Europe	**2.0**	63.1
– The Americas	**0.8**	74.5
	10.7	143.9
Analysis of additions and acquisition of subsidiary by activity		
– Hotel ownership	**9.5**	141.2
– Hotel management	**1.2**	2.7
	10.7	143.9
Analysis of depreciation by geographical area		
– Hong Kong and Macau	**8.1**	8.8
– Southeast Asia	**1.5**	1.8
– Europe	**4.0**	2.2
– The Americas	**1.9**	0.6
	15.5	13.4
Analysis of depreciation by activity		
– Hotel ownership	**14.6**	12.8
– Hotel management	**0.9**	0.6
	15.5	13.4

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. As a result, deficits on individual properties below depreciated cost of US$1.8 million (2000: nil) have been charged to the consolidated profit and loss account, and a net deficit of US$6.0 million (2000: surplus of US$2.7 million) has been taken directly to capital reserves. The amounts attributable to the Group, after minority interests, are US$1.8 million and US$5.2 million respectively.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$396.5 million (2000: US$403.7 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 13.

9 LEASEHOLD LAND PAYMENTS

	2001 US$m	2000 US$m
At 1st January		
– as previously reported	–	–
– changes in accounting policy	**188.1**	188.5
– as restated	**188.1**	188.5
Amortisation (refer note 2)	**(0.4)**	(0.4)
At 31st December	**187.7**	188.1

The above represent the up-front payments to acquire long-term interests in property owned by principal subsidiaries listed on pages 66 and 67.

10 ASSOCIATES AND JOINT VENTURES

	2001	2000
Listed investment in The Oriental Hotel (Thailand) PCL	**47.8**	48.4
Unlisted investments in other associates	**120.4**	116.8
Group share of attributable net assets of associates	**168.2**	165.2
Joint ventures (see page 50)	**54.0**	40.1
	222.2	205.3
Market value of listed investment in The Oriental Hotel (Thailand) PCL	**28.1**	29.5

The Group's share of attributable net assets of unlisted associates at 31st December 2001 includes goodwill of US$2.8 million (2000: US$3.0 million), net of accumulated amortisation of US$0.3 million (2000: US$0.1 million)

The Directors are satisfied that there is no permanent diminution in the carrying value of the listed investment notwithstanding the lower stock market valuation at the year end.

The Directors are of the opinion that an independent valuation of Mandarin Oriental, Kuala Lumpur reflects a reversal of impairment in its value and a partial write-back of US$1.9 million (2000: nil) of the impairment provision has been dealt with in the consolidated profit and loss account.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Group's share of the underlying net revaluation deficit of US$2.6 million has been dealt with in capital reserves (2000: surplus of US$14.5 million).

10 ASSOCIATES AND JOINT VENTURES *continued*

The Group's share of assets and liabilities and results of joint ventures is summarised below:

	2001 US$m	2000 US$m
Non-current assets	**69.6**	43.9
Current assets	**2.9**	3.0
Current liabilities	**(3.2)**	(3.5)
Non-current liabilities	**(15.3)**	(3.3)
	54.0	40.1
Revenue	**11.5**	10.9
Profit before tax	**1.7**	1.2
Profit after tax	**1.7**	1.2
Net profit	**1.7**	1.2
Capital commitments	**96.5**	83.6
Contingent liabilities	**–**	–

The capital commitment of US$96.5 million (2000: US$83.6 million) relates to the construction of Mandarin Oriental, New York, in which the Group has a 50% interest.

11 OTHER INVESTMENTS

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were remeasured to fair value.

12.6% interest in Turnberry Isle Resort & Club	**11.3**	11.3
Bonds – 4.17% due 24th September 2008	**8.7**	8.6
Others	**3.5**	2.1
	23.5	22.0

	2001 US$m
Movements for the year	
At 1st January	
– as previously reported	**20.8**
– reclassification from debtors and prepayments	**1.2**
	22.0
– effect of adopting IAS 39	**0.3**
– as restated	**22.3**
Translation differences	**(0.5)**
Additions	**1.5**
Changes in fair value	**0.2**
At 31st December	**23.5**

12 PENSION PLANS

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognised in the consolidated balance sheet are as follows:

	2001 US$m	2000 US$m
Fair value of plan assets	**47.0**	52.0
Present value of funded obligations	**(33.0)**	(30.6)
Unrecognised actuarial gains	**(0.7)**	(9.0)
Unrecognised past service costs	**(0.3)**	–
Net pension assets	**13.0**	12.4
Analysis of net pension assets		
Pension assets	**13.8**	13.2
Pension liabilities	**(0.8)**	(0.8)
	13.0	12.4
Movements for the year		
At 1st January	**12.4**	11.7
Translation differences	**–**	(0.3)
Expense recognised in the consolidated profit and loss account (refer note 2)	**(1.3)**	(0.1)
Contributions paid	**1.9**	1.1
At 31st December	**13.0**	12.4

12 PENSION PLANS *continued*

The expense recognised in the consolidated profit and loss account is as follows:

	2001 US$m	2000 US$m
Current service cost	**3.1**	3.6
Interest cost	**2.3**	2.4
Expected return on plan assets	**(3.7)**	(5.1)
Net actuarial gains recognised	**(0.4)**	(0.8)
	1.3	0.1
Actual losses on plan assets	**(4.9)**	(5.7)

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2001 %	2000 %
Discount rate applied to pension obligations	**7.5**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

13 BORROWINGS

	2001 Carrying amount US$m	2001 Fair value US$m	2000 Carrying amount US$m	2000 Fair value US$m
Current				
– Bank overdrafts	**0.6**	**0.6**	1.2	1.2
– Other bank advances	**1.8**	**1.8**	2.0	2.0
	2.4	**2.4**	3.2	3.2
Current portion of long-term borrowings				
– Bank loans	**0.5**	**0.5**	3.5	3.5
	2.9	**2.9**	6.7	6.7
Long-term borrowings				
– Bank loans	**369.0**	**369.5**	353.9	354.2
– Convertible bonds (refer note 13a)	**71.4**	**77.4**	70.2	78.1
– Finance lease (refer note 13b)	**7.7**	**7.7**	7.6	7.6
	448.1	**454.6**	431.7	439.9
	451.0	**457.5**	438.4	446.6

13 BORROWINGS *continued*

	2001 US$m	2000 US$m
Secured	**357.3**	354.0
Non-secured	**93.7**	84.4
	451.0	438.4
Due dates of repayment		
Within one year	**2.9**	6.7
Between one and two years	**7.1**	134.0
Between two and three years	**8.5**	26.5
Between three and four years	**81.5**	53.7
Between four and five years	**159.3**	119.0
Beyond five years	**191.7**	98.5
	451.0	438.4

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Deutschmark	5.8	6.7	12.5	–	**12.5**
Hong Kong Dollar	4.1	1.7	64.1	171.7	**235.8**
Swiss Franc	4.2	6.8	9.6	–	**9.6**
United Kingdom Sterling	5.3	–	–	100.1	**100.1**
United States Dollar	8.4	15.6	79.2	13.8	**93.0**
			165.4	**285.6**	**451.0**
2000					
Deutschmark	5.8	7.8	13.7	–	13.7
Hong Kong Dollar	7.2	2.7	64.1	167.1	231.2
Swiss Franc	4.2	7.8	10.0	–	10.0
United Kingdom Sterling	6.9	–	–	103.6	103.6
United States Dollar	9.4	16.6	77.8	2.1	79.9
			165.6	272.8	438.4

13 BORROWINGS *continued*

Borrowings of US$357.3 million (2000: US$354.0 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2001 was US$570.7 million (2000: US$586.6 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 23).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves (refer note 19). In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

The convertible bonds are recognised in the consolidated balance sheet as follows:

	2001 US$m	2000 US$m
At 1st January	**70.2**	–
Face value of convertible bonds issued	–	75.8
Issue costs	–	(1.9)
Net proceeds	**70.2**	73.9
Equity conversion component (refer note 19)	–	(4.6)
	70.2	69.3
Interest expense (refer note 4)	**6.3**	4.9
Interest paid	**(5.1)**	(4.0)
Liability component at 31st December	**71.4**	70.2

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

13 BORROWINGS *continued*

b) Finance lease

	2001 US$m	2000 US$m
Minimum lease payments		
Within one year	**1.4**	1.4
Between two and five years	**5.7**	5.7
Beyond five years	**319.8**	321.2
	326.9	328.3
Less: Future finance charges on finance lease	**(319.2)**	(320.7)
Present value of finance lease liabilities	**7.7**	7.6
The present value of finance lease liabilities may be analysed as follows:		
Within one year	**–**	–
Between two and five years	**0.3**	0.3
Beyond five years	**7.4**	7.3
	7.7	7.6

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

14 DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2001						
At 1st January						
– as previously reported	2.6	10.6	1.0	1.3	(2.0)	13.5
– changes in accounting policy	–	(2.7)	–	–	–	(2.7)
– as restated	2.6	7.9	1.0	1.3	(2.0)	10.8
Translation differences	–	(0.6)	–	–	(0.4)	(1.0)
Credited to consolidated profit and loss account	–	–	–	–	(0.5)	(0.5)
Credited to reserves	–	(2.0)	–	–	–	(2.0)
At 31st December	**2.6**	**5.3**	**1.0**	**1.3**	**(2.9)**	**7.3**
2000						
At 1st January						
– as previously reported	2.3	12.7	1.0	1.2	–	17.2
– changes in accounting policy	–	(2.7)	–	–	–	(2.7)
– as restated	2.3	10.0	1.0	1.2	–	14.5
Translation differences	–	(2.7)	–	–	–	(2.7)
Charged/(Credited) to consolidated profit and loss account	0.3	–	–	0.1	(2.0)	(1.6)
Charged to reserves	–	0.6	–	–	–	0.6
At 31st December	2.6	7.9	1.0	1.3	(2.0)	10.8

	2001 US$m	2000 US$m
Deferred tax assets	**(2.9)**	(2.0)
Deferred tax liabilities	**10.2**	12.8
	7.3	10.8

14 DEFERRED TAX *continued*

Deferred tax assets of US$18.9 million (2000: US$13.4 million) have not been recognised in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilised.

Expiry dates for deferred tax assets not recognised in relation to tax losses:

	2001 US$m	2000 US$m
Within one year	**0.2**	0.1
Between two and five years	**0.7**	0.7
Over five years	**5.6**	5.7
With no expiry dates	**12.4**	6.9
	18.9	13.4

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies. Such unremitted earnings totalled US$10.8 million as at 31st December 2001 (2000: US$10.8 million).

15 NET ASSETS

Analysis by geographical area

	2001 Segment assets US$m	2001 Segment liabilities US$m	2000 Segment assets US$m	2000 Segment liabilities US$m
Hong Kong and Macau	**373.5**	**(24.8)**	375.3	(24.9)
Southeast Asia	**39.5**	**(3.6)**	47.8	(4.3)
Europe	**228.9**	**(5.3)**	241.0	(9.6)
The Americas	**112.3**	**(11.4)**	116.9	(15.3)
	754.2	**(45.1)**	781.0	(54.1)
Segment assets/(liabilities)	**754.2**	**(45.1)**	781.0	(54.1)
Associates and joint ventures	**222.2**	**–**	205.3	–
Unallocated assets/(liabilities)	**105.6**	**(465.9)**	124.6	(457.4)
Total assets/(liabilities)	**1,082.0**	**(511.0)**	1,110.9	(511.5)

Associates and joint ventures include the Group's share of attributable net assets and unamortised goodwill on acquisition. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity

Substantially all of the net assets of the Group are employed in hotel ownership.

16 SHARE CAPITAL

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Authorised				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**885.5**	728.3	**44.3**	36.4
Repurchase of shares under share incentive schemes	**(5.7)**	–	**(0.3)**	–
Rights issue	–	145.7	–	7.3
Issued under share incentive schemes	**2.3**	11.5	**0.1**	0.6
At 31st December	**882.1**	885.5	**44.1**	44.3
Outstanding under share incentive schemes	**(30.6)**	(34.0)	**(1.5)**	(1.7)
At 31st December	**851.5**	851.5	**42.6**	42.6

145,660,854 shares were issued by the Group in March 2000 at US$0.51 each.

17 SHARE PREMIUM

	2001 US$m	2000 US$m
At 1st January	**112.5**	42.0
Repurchase of shares under share incentive schemes	**(4.5)**	–
Rights issue	–	67.0
Issue costs	–	(2.3)
Issued under share incentive schemes	**1.2**	5.8
At 31st December	**109.2**	112.5
Outstanding under share incentive schemes	**(20.5)**	(23.8)
At 31st December	**88.7**	88.7

18 SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 16), and the premium attached to them is netted off the share premium account (refer note 17).

Movements for the year

	Ordinary shares in millions			
	2001	2000	**2001 US$m**	2000 US$m
At 1st January	**34.0**	22.5	**25.5**	19.1
Granted	**2.3**	11.5	**1.3**	6.4
Repurchase of shares	**(5.7)**	–	**(4.8)**	–
At 31st December	**30.6**	34.0	**22.0**	25.5

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2001	2000
2002	0.9	0.2	0.2
2003	1.1	0.3	0.3
2004	1.3 – 1.4	0.5	0.5
2005	1.2	0.8	0.9
2006	1.4	1.0	1.2
2007	1.2	0.3	0.7
2008	0.5 – 0.8	6.6	7.0
2009	0.6 – 0.8	4.3	4.9
2010	0.5 – 0.7	9.2	10.3
2011	0.6	2.2	–
Unallocated		5.2	8.0
		30.6	34.0

19 REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001					
At 1st January 2001					
– as previously reported	205.6	772.9	–	(128.0)	850.5
– changes in accounting policy	(0.7)	(390.3)	–	1.5	(389.5)
	204.9	382.6	–	(126.5)	461.0
– effect of adopting IAS 39	0.3	–	(2.6)	–	(2.3)
– as restated	205.2	382.6	(2.6)	(126.5)	458.7
Property revaluation					
– net revaluation deficit	–	(7.8)	–	–	(7.8)
– deferred tax	–	1.7	–	–	1.7
Net exchange translation differences					
– amounts arising in year	–	–	–	(8.9)	(8.9)
Fair value gains on financial assets	0.2	–	–	–	0.2
Cash flow hedges – fair value losses	–	–	(2.0)	–	(2.0)
Profit after tax and minority interests	3.6	–	–	–	3.6
Dividends (refer note 21)	(11.5)	–	–	–	(11.5)
At 31st December 2001	**197.5**	**376.5**	**(4.6)**	**(135.4)**	**434.0**
Of which:					
– Company	**56.5**	**–**	**–**	**–**	**56.5**
– Associates and joint ventures	**(11.4)**	**96.1**	**–**	**(85.9)**	**(1.2)**
2000					
At 1st January 2000					
– as previously reported	197.8	669.9	–	(100.3)	767.4
– changes in accounting policy	4.0	(304.6)	–	1.5	(299.1)
– as restated	201.8	365.3	–	(98.8)	468.3
Property revaluation					
– net revaluation surplus	–	15.5	–	–	15.5
– deferred tax	–	(2.8)	–	–	(2.8)
Net exchange translation differences					
– amounts arising in year	–	–	–	(27.7)	(27.7)
Profit after tax and minority interests	13.4	–	–	–	13.4
Dividends (refer note 21)	(10.3)	–	–	–	(10.3)
Convertible bonds issue					
– equity component (refer note 13a)	–	4.6	–	–	4.6
At 31st December 2000	204.9	382.6	–	(126.5)	461.0
Of which:					
– Company	52.0	–	–	–	52.0
– Associates and joint ventures	(12.7)	98.8	–	(81.6)	4.5

19 **REVENUE AND OTHER RESERVES** *continued*

Capital reserves include property revaluation reserves of US$118.0 million net of attributable deferred tax of US$22.6 million (2000: US$124.0 million net of attributable deferred tax of US$24.3 million).

The property revaluation deficit for the year comprises US$5.2 million (2000: surplus of US$1.1 million) in respect of subsidiaries (refer note 8) and US$ 2.6 million (2000: surplus of US$14.5 million) in respect of associates and joint ventures (refer note 10).

20 **MINORITY INTERESTS**

	2001 US$m	2000 US$m
At 1st January		
– as previously reported	**9.0**	8.9
– changes in accounting policy	**(1.9)**	(1.9)
– as restated	**7.1**	7.0
Net exchange translation differences	**(0.6)**	(2.2)
Acquisition of subsidiary	–	1.2
Capital contribution	**0.1**	–
Attributable losses less dividends	**(0.3)**	–
Property revaluation	**(0.8)**	1.6
Deferred tax on revaluation	**0.2**	(0.5)
At 31st December	**5.7**	7.1

21 **DIVIDENDS**

Final dividend in respect of 2000 of US¢0.85 per share (1999: US¢0.85 per share)	**7.2**	6.0
Interim dividend in respect of 2001 of US¢0.50 per share (2000: US¢0.50 per share)	**4.3**	4.3
	11.5	10.3

No final dividend in respect of 2001 (2000: US¢0.85 per share amounting to US$7.2 million) is proposed.

22 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) (Increase)/Decrease in working capital

	2001 US$m	2000 US$m
Decrease in stocks	–	0.4
Decrease/(Increase) in debtors and prepayments	**6.5**	(2.1)
(Decrease)/Increase in creditors and accruals	**(8.2)**	5.1
	(1.7)	3.4

b) Acquisition

On 19th May 2000, the Group acquired 100% of the share capital of The Rafael Group Limited, a hotel investment and management company incorporated in the British Virgin Islands. The consideration of US$146.9 million including acquisition costs and net of cash and cash equivalents of US$12.3 million was settled in cash. The fair value of the net identifiable assets of the company at the date of acquisition was US$121.7 million. The resulting goodwill of US$25.2 million is being amortised on a straight-line basis over 20 years.

c) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, Miami, Mandarin Oriental, New York and Mandarin Oriental, Kuala Lumpur.

d) Analysis of cash and cash equivalents

	2001 US$m	2000 US$m
Cash at bank	**79.2**	100.6
Bank overdrafts	**(0.6)**	(1.2)
	78.6	99.4

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.5% (2000: 6.2%).

23 FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of debtors, bank balances, creditors and accruals and current borrowings are assumed to approximate their carrying amount due to short-term maturities of these assets and liabilities. An estimate is made for doubtful debts based on review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

23 FINANCIAL INSTRUMENTS *continued*

Fair values *continued*

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to their fair values.

The fair value of derivative financial instruments at 31st December is as follows:

Interest rate swaps – designated for cash flow hedges	2001 Negative fair value US$m
At 1st January – as previously reported	–
Effect of adopting IAS 39	**2.6**
As restated	**2.6**
Changes in fair value in the year	**2.0**
	4.6

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$64.1 million (2000: US$64.1 million with negative fair value of US$2.6 million).

	2001 US$m	2000 US$m
The due dates of interest rate swaps at 31st December were as follows:		
– Between two and five years	**64.1**	64.1

At 31st December 2001, the fixed interest rate relating to interest rate swaps was 7.3% (2000: 4.2% to 7.3%).

24 COMMITMENTS

Capital commitments		
Authorised not contracted	**25.9**	2.3
Contracted not provided	**0.8**	3.6
	26.7	5.9
Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Within one year	**2.1**	2.2
Between two and five years	**8.6**	8.6
Over five years	**460.3**	462.5
	471.0	473.3

25 CONTINGENT LIABILITY

The 251 room Mandarin Oriental, New York is currently under construction as part of the development of the new AOL-Time Warner Center located at the southwest corner of Central Park in Manhattan. The overall development project is currently being financed by a construction loan in respect of which the Group has provided a guarantee of US$64.5 million (2000: nil).

26 RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the Group is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$0.1 million (2000: US$0.1 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit after tax and minority interests in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2001, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms. Receivables from associates and joint ventures at 31st December 2001 were US$2.2 million (2000: US$2.6 million).

27 SUMMARISED BALANCE SHEET OF THE COMPANY

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda Law:

	2001 US$m	2000 US$m
Subsidiaries at cost	**283.3**	281.1
Net current liabilities	**(2.1)**	(2.1)
Long-term borrowings	**(71.4)**	(70.2)
Net operating assets	**209.8**	208.8
Share capital (refer note 16)	**44.1**	44.3
Share premium (refer note 17)	**109.2**	112.5
Revenue and other reserves (refer note 19)	**56.5**	52.0
Shareholders' funds	**209.8**	208.8

principal subsidiaries, associates, joint ventures and managed hotels

Principal country	Company name	Main activities
SUBSIDIARIES		
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management
Hong Kong	Mandarin Oriental Hotel Group Limited	Management
Hong Kong	Mandarin Oriental, Hong Kong Limited	Owner: Mandarin Oriental, Hong Kong
	Excelsior Hotel (BVI) Limited	Owner: The Excelsior, Hong Kong
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner: Mandarin Oriental Hyde Park, London
Germany	Dinavest International Holdings B.V.	Owner: Mandarin Oriental, Munich
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York
Philippines	Manila Mandarin Hotel Incorporated	Owner: Mandarin Oriental, Manila
Indonesia	P.T. Jaya Mandarin Agung	Owner: Mandarin Oriental, Jakarta
ASSOCIATES		
Singapore	Marina Bay Hotel Private Limited	Owner: The Oriental, Singapore
Thailand	The Oriental Hotel (Thailand) PCL	Owner: The Oriental, Bangkok
Switzerland	Sociètè Immobilère de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhône, Geneva
	Sociètè pour l'Exploitation de Mandarin Oriental Hôtel du Rhône SA	
United States	Kahala Hotel Associates Limited Partnership	Owner: Kahala Mandarin Oriental, Hawaii
Malaysia	Asas Klasik Sdn Bhd	Owner: Mandarin Oriental, Kuala Lumpur
Indonesia	P.T. Sekman Wisata	Owner: Hotel Majapahit, Surabaya
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami
Thailand	Chaophaya Development Corporation Limited	Owner: River City Shopping Complex
JOINT VENTURES		
Macau	Excelsior Hoteis E Investimentos Limitada	Owner: Mandarin Oriental, Macau
United States	Columbus Center Hotel LLC	Development of Mandarin Oriental, New York
MANAGED HOTELS		
United States		Turnberry Isle Resort & Club, Florida
United States		Mandarin Oriental, San Francisco
Bermuda		Elbow Beach, Bermuda

Notes

1. *Attributable interests are the same as at 31st December 2000*
2. *Preference shares*
3. *Including a renewal option of 20 years exercisable with effect from 2003*
4. *Including a renewal option of 25 years exercisable with effect from 2007*

Attributable interest % *(note 1)*	Issued share capital	Hotel profile
100	US$12,000	–
100	HK$60,000,000	–
100	HK$33,000,000	541 rooms. Lease expiry 2895
100	US$100	887 rooms. Lease expiry 2842
100	GBP 4,493,484 GBP 1,578,791 *(note 2)*	200 rooms. Freehold
100	DM 100,000	73 rooms. Freehold
96.5	–	177 rooms. Lease expiry 2131
96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
60.5	Rup 8,196,250,000	419 rooms. Lease expiry 2023 *(note 3)*
50	S$141,500,000	524 rooms. Lease expiry 2079
44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
50	CHF 10,800,000	–
40	–	371 rooms. Lease expiry 2043
25	RM 130,000,000	643 rooms. Freehold
25	Rup 28,252,000,000	150 rooms. Lease expiry 2008
25	–	329 rooms. Freehold
49	Baht 120,000,000	–
50	Ptc 20,000,000	435 rooms. Lease expiry 2032 *(note 4)*
50		To be completed in late 2003
12.6	–	392 rooms
–	–	158 rooms
–	–	244 rooms

TO THE MEMBERS OF MANDARIN ORIENTAL INTERNATIONAL LIMITED

We have audited the financial statements on pages 32 to 67. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group as at 31st December 2001 and of its profit and cash flows for the year then ended in accordance with International Accounting Standards and the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The Supplementary Financial Information (being that described as "prepared in accordance with IAS, as modified by revaluation of leasehold properties") shown on pages 32 to 35 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Accounting Standards. The Supplementary Financial Information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out in the Principal Accounting Policies note A(ii).

PricewaterhouseCoopers

London, 26th February 2002

1 Embankment Place
London WC2N 6RH
United Kingdom

DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with IAS, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary Financial Information, described as being "prepared in accordance with IAS, as modified by revaluation of leasehold properties", has been presented by the Directors and reviewed and commented upon by the external auditors. The Supplementary Financial Information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

INTERNAL FINANCIAL CONTROL

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Mandarin Oriental's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published "Code of Conduct" which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Mandarin Oriental Hotel Group International Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also meet with the full Board, in addition to the Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

DIRECTORS' INTERESTS

At 31st December 2001, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ("Jardine Strategic") and Jardine Matheson Holdings Limited ("Jardine Matheson"), and fellow subsidiary Dairy Farm International Holdings Limited ("Dairy Farm"). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Dairy Farm
Simon Keswick	19,858	7,181	32,175,041 † #	66,087
		19,661*	2,722,552*	
Percy Weatherall	–	78,750	28,699,561 † #	579,981
			210,331*	
Edouard Ettedgui	–	–	–	54,000
Brian Keelan	115,000	250,000	36,000	163,800
Henry Keswick	–	–	10,342,724 †	–
			55,366*	
R C Kwok	45,898	72,015	66,852	94,424
C G R Leach	–	52,962	804,649	–
Sydney S W Leong	467,577	240,124	481,829	1,025,571
Kenneth Lo	192,446	335,677	54,566	360,837

** Non-beneficial.*

† Includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.

 # Includes 23,689,619 ordinary shares held by a family trust in which Simon Keswick and Percy Weatherall each has a discloseable interest.

In addition:

a) At 31st December 2001, Edouard Ettedgui and John R Witt held options in respect of 4,500,000 and 1,000,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

b) At 31st December 2001, Percy Weatherall, Brian Keelan, Lord Powell, James Watkins and John R Witt held options in respect of 750,000, 750,000, 100,000, 500,000 and 10,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

c) At 31st December 2001, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach, Lord Powell and James Watkins had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

d) At 31st December 2001, Kenneth Lo held three convertible bonds in the Company.

e) On 4th March 2002, Percy Weatherall acquired 60,000 ordinary shares in Jardine Matheson upon the exercise of options issued pursuant to that company's senior executive share incentive schemes.

f) On 6th March 2002, Edouard Ettedgui and John R Witt were granted options in respect of a further 600,000 and 300,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

g) On 7th March 2002, Percy Weatherall was granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 11th March 2002.

DIRECTORS' APPOINTMENTS, REMUNERATION AND SERVICE CONTRACTS

On 26th July 2001, Brian Keelan was appointed as a Director of the Company. In accordance with Bye-Law 85, Edouard Ettedgui, Dr Richard Lee, Robert Léon and Sydney S W Leong retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Brian Keelan will also retire and, being eligible, offer himself for re-election. Edouard Ettedgui has a service contract with Mandarin Oriental Hotel Group International Limited for a minimum period of three years from 21st September 1998, which has been extended for a further year from 28th September 2001. None of the other Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2001, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$2,255,000 (2000: US$2,136,000).

SUBSTANTIAL SHAREHOLDERS

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Mandarin Oriental Trustees Limited ("MOTL"), a subsidiary and trustee of the Senior Executive Share Incentive Schemes of the Company, was interested in 32,311,962 ordinary shares representing 3.66% of the Company's current issued ordinary share capital. Jardine Strategic was interested in a total of 590,281,750 ordinary shares representing 66.79% of the Company's current issued ordinary share capital, which interest included those shares held by MOTL. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 11th March 2002.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

SECURITIES PURCHASE ARRANGEMENTS

At the Annual General Meeting held on 16th May 2001, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 24th May 2001, the Company repurchased and cancelled 5,710,000 ordinary shares for an aggregate consideration of US$4.82 million from MOTL. The repurchased ordinary shares related to lapsed options previously granted under the Company's Senior Executive Share Incentive Schemes and were repurchased in accordance with the Schemes' rules. The repurchased ordinary shares represented some 0.6% of the Company's issued ordinary share capital.

ARRANGEMENTS UNDER WHICH SHAREHOLDERS HAVE AGREED TO WAIVE DIVIDENDS

MOTL has waived the interim dividend for 2001 in respect of the ordinary shares in which it is interested as trustee of the Company's Senior Executive Share Incentive Schemes.

RELATED PARTY TRANSACTIONS

During the course of the year, the Company entered into transactions with "related parties", as defined in the listing rules of the UK Listing Authority, details of which are included in note 26 to the financial statements on page 65.

ANNUAL GENERAL MEETING

The full text of the resolutions and explanatory notes of the 2002 Annual General Meeting are contained in the Notice of Meeting which is set out on pages 74 to 76.

FINANCIAL CALENDAR

2001 full-year results announced	26th February 2002
Annual General Meeting to be held	8th May 2002
2002 half-year results to be announced	30th July 2002*

* *Subject to change*

DIVIDENDS

No final dividend is recommended for payment by the Board in respect of 2001.

REGISTRARS AND TRANSFER AGENT

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar

Jardine Matheson International Services Limited, PO Box HM 1068, Hamilton HM EX, Bermuda

Jersey Branch Registrar

Capita IRG (Offshore) Limited, PO Box 378, St Helier, Jersey JE4 0FF, Channel Islands

Singapore Branch Registrar

M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906

United Kingdom Transfer Agent

Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England

ADR Depositary

The Bank of New York, Depositary Receipts Division, 620 Avenue of the Americas, 6th Floor, New York, NY 10011, United States of America

Press releases and other financial information on the Company can be accessed through the Internet at "www.mandarinoriental.com".

Notice is hereby given that the Annual General Meeting of the members of Mandarin Oriental International Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 8th May 2002 at 11:00 am for the following purposes:

1 To receive and consider the Financial Statements and the Report of the Auditors for the year ended 31st December 2001.

2 To re-elect Directors.

3 To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4 That:

a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, "Rights Issue" being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes or upon conversion of the 6.75% convertible bonds of the Company, shall not exceed US$2.1 million, and the said approval shall be limited accordingly.

5 That:

a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ("Put Warrants") whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H Wilken
Company Secretary
28th March 2002

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate"). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 11th March 2002, the latest practicable date prior to the publication of this document, a total of 32,311,962 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 3.66% of the issued share capital at that date and 4.30% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

MANDARIN ORIENTAL HOTEL GROUP SALES OFFICES

Asia-Pacific
5/F, 281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9282
Facsimile +852 2837 3518

Japan
8th Floor, Toranomon #10
Mori Building
1-18-1 Toranomon
Minato-ku
Tokyo 105-0001, Japan
Telephone +81 (3) 5512 5140
Facsimile +81 (3) 5512 5145

Beijing, China
c/o Jardine Matheson (China) Ltd
Room 528
China World Trade Centre, Tower 1
No.1 Jian Guo Men Wai Avenue
Beijing, China
Telephone +86 (10) 6505 2806
Facsimile +86 (10) 6505 2805

Shanghai, China
c/o Jardine Matheson (China) Ltd
Room 2106 Westgate Tower
1038 Nan Jing West Road
200041 Shanghai, China
Telephone +86 (21) 6218 8357
Facsimile +86 (21) 6218 2567

Singapore
5 Raffles Avenue
Marina Square, Singapore 039797
Telephone +65 6339 8811
Facsimile +65 6339 0597

United Kingdom
21 Clifford Street
London W1S 3RJ, England
Telephone +44 (20) 7529 9666
Facsimile +44 (20) 7529 9667

France
123 Avenue des Champs Elysees
75008 Paris, France
Telephone +33 (1) 5367 1002
Facsimile +33 (1) 5367 1004

Germany
Dreieichstrasse 59
60594 Frankfurt, am Main
Germany
Telephone +49 (69) 61 0631
Facsimile +49 (69) 61 0635

United States
9841 Airport Boulevard
Suite 822, Los Angeles
CA 90045, USA
Telephone +1 (310) 670 6422
Facsimile +1 (310) 670 6648

509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1 (212) 207 8880
Facsimile +1 (212) 207 8886

345 California Street, Suite 1250
San Francisco, CA 94104, USA
Telephone +1 (415) 772 8816
Facsimile +1 (415) 782 3778

MANDARIN ORIENTAL HOTEL GROUP RESERVATIONS OFFICES

www.mandarinoriental.com

ASIA-PACIFIC

Australia
Tollfree 1 800 123 693
Tollfree 0011 800 2828 3838

China
Tollfree 10 800 852 0241
Facsimile free 10 800 852 0242

Dubai
Tollfree 8000650539

Hong Kong
Telephone +852 2881 1288
Facsimile +852 2577 7543

Indonesia
Tollfree 001 803 65 6520
Facsimile free 001 803 65 6521

Japan
National tollfree 012 0663 230

Malaysia
Tollfree 00 800 2828 3838
Facsimile free 00 800 2828 6868

New Zealand
Tollfree 00 800 2828 3838

Singapore
Telephone +65 6222 4722
Facsimile free +65 6227 1087

Taiwan
Tollfree 00 800 2828 3838
Facsimile free 00 800 2828 6868

Thailand
Tollfree 001 800 2828 3838

EUROPE

Austria
Tollfree 00 800 2828 3838

Belgium
Tollfree 00 800 2828 3838

Denmark
Tollfree 00 800 2828 3838

Finland
Tollfree 990 800 2828 3838

France
Tollfree 00 800 2828 3838

Germany
Tollfree 00 800 2828 3838

Italy
Tollfree 00 800 2828 3838

Netherlands
Tollfree 00 800 2828 3838

Norway
Tollfree 00 800 2828 3838

Spain
Tollfree 00 800 2828 3838

Sweden
Tollfree 007 800 2828 3838
009 800 2828 3838

Switzerland
Tollfree 00 800 2828 3838

UK
Tollfree 00 800 2828 3838

For other European countries
Telephone +49 (69) 6641 9614

UNITED STATES, CANADA & CENTRAL AMERICA

USA / Canada
Tollfree 800 526 6566

Mexico
Tollfree 95 (800) 526 6566

SOUTH AMERICA

Argentina (North)
Tollfree 0 800 555 4288
then dial 877 714 0587

Argentina (South)
Tollfree 0 800 222 1288
then dial 877 714 0587

Chile
Tollfree 1230 020 0780

Columbia
Tollfree 980 912 1703

Venezuela
Tollfree 800 1 5853

EUROPE

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini I
1201 Geneva, Switzerland
Telephone +41 (22) 909 0000
Facsimile +41 (22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge
London SW1X 7LA
United Kingdom
Telephone +44 (20) 7235 2000
Facsimile +44 (20) 7235 4552
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49 (89) 290 980
Facsimile +49 (89) 222 539
E-mail: momuc-reservations@mohg.com

THE AMERICAS

Elbow Beach, Bermuda
60 South Shore Road
Paget Parish, Bermuda PG 04, USA
Telephone +1 (441) 236 3535
Facsimile +1 (441) 236 8043
E-mail: ebbda-reservations@mohg.com

Turnberry Isle Resort & Club, Florida
19999 West Country Club Drive
Aventura, Florida 33180-2401, USA
Telephone +1 (305) 932 6200
Facsimile +1 (305) 933 6560
E-mail: tifla-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue
Honolulu, Hawaii 96816-5498, USA
Telephone +1 (808) 739 8888
Facsimile +1 (808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive
Miami, Florida 33131, USA
Telephone +1 (305) 913 8288
Facsimile +1 (305) 913 8300
E-mail: momia-reservations@mohg.com

The Mark, New York
Madison Avenue at East 77th Street
New York, NY 10021, USA
Telephone +1 (212) 744 4300
Facsimile +1 (212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street, San Francisco,
California 94104-2792, USA
Telephone +1 (415) 276 9888
Facsimile +1 (415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, New York (Late 2003)
One Central Park at Columbus Circle
8 West 60th Street, New York, USA

For further information, please contact:
Mandarin Oriental Hotel Group
Regional Sales Office Eastern USA
509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1 (212) 207 8880
Facsimile +1 (212) 207 8886
E-mail: monyc-enquiries@mohg.com

Mandarin Oriental, Washington D.C. (Spring 2004)

Mandarin Oriental Hotel Group
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9288
Facsimile +852 2837 3500
www.mandarinoriental.com

ASIA-PACIFIC

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66 (2) 659 9000
Facsimile +66 (2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62 (21) 3983 8888
Facsimile +62 (21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Telephone +60 (3) 380 8888
Facsimile +60 (3) 380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956–1110 Avenida da Amizade
PO Box 3016, Macau
Telephone +853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati 1226
Metro Manila, Philippines
Telephone +63 (2) 750 8888
Facsimile +63 (2) 817 2472
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Hotel Majapahit, Surabaya
65 Jalan Tunjungan
Surabaya, Indonesia 60275
Telephone +62 (31) 545 4333
Facsimile +62 (31) 545 4111
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

Mandarin Oriental, Tokyo (2006)

MANDARIN ORIENTAL
THE HOTEL GROUP SM